UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a)
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Dice Holdings, Inc.
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Dice Holdings, Inc.

April 3, 2013

Dear Fellow Stockholder,

I am pleased to invite you to our 2013 Annual Meeting of Stockholders, which will be held on Friday, May 17, 2013, at 9:00 a.m., local time, at the Marriott Residence Inn Times Square, 1033 Avenue of the Americas, New York, New York 10018.

At the meeting, we will be electing one class of directors, considering the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013, and considering the approval, on an advisory basis, of the compensation of our executive officers. The Board of Directors recommends a vote **FOR** (i) the election of all director nominees, (ii) the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm, and (iii) the approval, on an advisory basis, of the compensation of our executive officers.

You may vote your shares using the Internet or the telephone by following the instructions on the enclosed proxy card. Of course, you may also vote by returning the enclosed proxy card.

Only Dice Holdings, Inc. stockholders may attend the annual meeting. If you wish to attend the meeting in person, you will need to request an admission ticket in advance. You can request a ticket by following the instructions set forth in the proxy statement.

Thank you very much for your support of Dice Holdings, Inc.

Sincerely,

Scot W. Melland
Chairman, President and Chief Executive Officer

DICE HOLDINGS, INC.
1040 Avenue of the Americas, 16th Floor
New York, New York 10018

April 3, 2013

NOTICE OF ANNUAL MEETING

Dice Holdings, Inc., a Delaware corporation (the "Company"), will hold its 2013 Annual Meeting of Stockholders (the "Annual Meeting") at the Marriott Residence Inn Times Square, 1033 Avenue of the Americas, New York, New York 10018, on Friday, May 17, 2013, at 9:00 a.m., local time, to:

1. Elect two Class III directors, for a term of three years, or until their successors are duly elected and qualified;

2. Ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013;

3. Hold an advisory vote on executive compensation; and

4. Transact any other business that may properly come before the Annual Meeting and any adjournments or postponements thereof.

Stockholders of record of Dice Holdings, Inc. common stock (NYSE: DHX) as of the close of business on April 2, 2013, are entitled to vote at the Annual Meeting and any adjournments or postponements thereof. A list of these stockholders will be available at the offices of the Company in New York, New York.

Whether or not you plan to attend the Annual Meeting in person, please sign and date the enclosed proxy card and return it promptly, or submit your proxy by telephone or the Internet. Any stockholder of record who is present at the Annual Meeting may vote in person instead of by proxy, thereby revoking any previous proxy.

Brian P. Campbell
Vice President, General Counsel and Corporate Secretary

Important Notice Regarding the Availability of
Proxy Materials for the Annual Meeting of Stockholders
to be Held on May 17, 2013

The proxy statement and Annual Report on Form 10-K are available at www.investor.diceholdingsinc.com. The means to vote is available by Internet at www.investorvote.com/dhx or by calling 1-800-652-VOTE (8683).

Your Vote is Important
Please vote as promptly as possible
by using the Internet or telephone or
by signing, dating and returning the enclosed proxy card.

If you plan to attend the meeting, you must request an admission ticket in advance of the meeting. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

Please note that if you hold your shares in "street name" (through a broker or other nominee), you will need to send a written request for a ticket, along with proof of share ownership, such as a copy of the portion of your voting instruction form showing your name and address, a bank or brokerage firm account statement or a letter from the broker, trustee, bank or nominee holding your shares, confirming ownership.

Requests for admission should be addressed to the Corporate Secretary, Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, New York 10018 or by calling (212) 448-4181, and will be processed in the order in which they are received and must be requested no later than May 14, 2013. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the day of the Annual Meeting, each stockholder will be required to present a valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 8:30 a.m. and the meeting will begin promptly at 9:00 a.m., local time. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the Annual Meeting.

TABLE OF CONTENTS

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS

To be Held on May 17, 2013

This proxy statement is furnished to the stockholders of record of Dice Holdings, Inc., a Delaware corporation, in connection with the solicitation by the Company's Board of Directors of proxies for the 2013 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at the Marriott Residence Inn Times Square, 1033 Avenue of the Americas, New York, New York 10018 on Friday, May 17, 2013, at 9:00 a.m., local time, and at any adjournments or postponements thereof, for the purpose of considering and acting upon the matters set forth in the accompanying Notice of Annual Meeting of Stockholders. In this proxy statement, we refer to Dice Holdings, Inc. as the "Company," "we" or "us."

This proxy statement and accompanying proxy and voting instructions are first being mailed on or about April 9, 2013 to holders of the Company's common stock, par value $0.01 (the "Common Stock"), entitled to vote at the Annual Meeting. The presence in person or by proxy of the holders of a majority of the total number of shares of Common Stock entitled to vote at the Annual Meeting shall constitute a quorum for the transaction of any business at the Annual Meeting. Each owner of record of the Common Stock on the record date is entitled to one vote for each share. At the close of business on April 2, 2013, the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting, there were outstanding and entitled to vote 59,877,403 shares of the Common Stock, including 1,818,675 shares of unvested restricted Common Stock. The shares of Common Stock are publicly traded on the New York Stock Exchange (the "NYSE") under the symbol "DHX."

At the Annual Meeting, two directors (the "Class III Directors") will be elected by a plurality of the votes cast in person or by proxy and eligible to vote at the Annual Meeting. The ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm will require the affirmative vote of a majority in voting power of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting. The advisory approval of executive compensation requires the affirmative vote of a majority of the votes cast on this Proposal. Our principal stockholders, which consist of certain affiliates of General Atlantic LLC (the "General Atlantic Stockholders") and certain affiliates of Quadrangle Group LLC (the "Quadrangle Stockholders," and together with the General Atlantic Stockholders, the "Principal Stockholders"), control approximately 29.7% of the Common Stock outstanding, and as a result, the Principal Stockholders may have a substantial impact on the outcome of the items up for vote. The Company expects the Principal Stockholders will vote (i) FOR the election of the Class III Directors, (ii) FOR the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm, and (iii) FOR the advisory approval of executive compensation.

Broker non-votes and shares with respect to which a stockholder abstains are included in determining whether a quorum is present. An abstention is not deemed to be a vote cast with respect to the election of directors, but will be considered a vote cast with respect to any proposal requiring the approval of the affirmative vote of a majority in voting power. Broker non-votes will not be considered votes cast. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes cast in connection with each proposal. Therefore, broker non-votes and abstentions will not be counted as a vote "FOR" the election of the directors in Proposal 1 and will have no effect on determining whether the affirmative vote constitutes a majority of the votes cast with respect to Proposals 2 and 3.

A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power on that item and has not received instructions from the beneficial owner. Under NYSE rules, proposals to elect directors and approve the appointment of the independent registered public accounting firm are considered discretionary items, which means that brokerage firms may vote in their discretion on these matters on behalf of clients who have not furnished voting instructions. Under Delaware law, an abstention or a broker non-vote will have no legal effect on the election of directors, and an abstention, but not a broker non-vote, will have the same legal effect as a vote "against" the proposal to ratify the appointment of the independent registered public accounting firm.

All shares entitled to vote and represented by properly executed proxies received prior to the Annual Meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by the Board of Directors. If any other matters are properly presented at the Annual Meeting for consideration, the persons named in the enclosed form of proxy will have discretion to vote on those matters in accordance with their own judgment to the same extent as the person signing the proxy would be entitled to vote.

Stockholders will have the option to submit their proxies or voting instructions electronically through the Internet, by telephone or by using a traditional proxy card. Stockholders should check their proxy card or voting instructions forwarded by their broker, bank or other holder of record to see which options are available. The deadline for voting via the Internet or by telephone is 11:59 P.M., Eastern Daylight Time, on May 16, 2013. Stockholders submitting proxies or voting instructions via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that would be borne by the stockholder.

Any stockholder of record may revoke a proxy at any time before it is voted by filing with the Corporate Secretary, at or before the taking of the vote at the Annual Meeting, a written notice of revocation or duly executed proxy, in either case dated later than the prior proxy relating to the same shares, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not by itself revoke a proxy).

Any written notice of revocation or subsequent proxy should be delivered to Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, NY 10018 Attention: Corporate Secretary, or hand delivered to the Corporate Secretary, before the taking of the vote at the Annual Meeting. To revoke a proxy previously submitted via the Internet or by telephone, a stockholder may simply submit a new proxy (including by means of the Internet or by telephone) at a later date before the taking of the vote at the Annual Meeting, in which case, the later submitted proxy will be recorded and the earlier proxy will be revoked.

DIRECTORS AND CORPORATE GOVERNANCE

Board Structure

Composition of our Board of Directors

Prior to September 2012, our board of directors consisted of seven directors. In September 2012, Ms. Sheikholeslami joined the board of directors. The board met ten times during fiscal 2012. Each director attended at least 75% of all of the meetings of the board and committees on which he or she served. Under the Company's Corporate Governance Guidelines, each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending annual and special meetings of the stockholders of the Company and meetings of the board and committees of which he or she is a member.

Our amended and restated by-laws provide that our board of directors will consist of no less than five and no more than 20 persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. While our shareholders agreement among us, our Principal Stockholders and certain management stockholders (the "Management Stockholders"), dated July 23, 2007 (the "Institutional Shareholder Agreement"), requires that the board consist of at least eight directors, one of whom must be our Chief Executive Officer, our Principal Stockholders have duly waived this requirement. Our board is divided into three classes, with each class serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Barter, Melland and Wyman are currently serving as Class III directors (with a term expiring at the 2013 Annual Meeting), and Messrs. Barter and Melland have been nominated for re-election. Messrs. Ezersky, Gordon and Hodgson are currently serving as Class I directors (with a term expiring at the 2014 Annual Meeting). Mr. Bingham and Ms. Sheikholeslami are currently serving as Class II directors (with a term expiring at the 2015 Annual Meeting).

Under the Institutional Shareholder Agreement, each of the Principal Stockholders has the right to designate up to (1) three members of our board of directors if such Principal Stockholder owns 17.5% or more of our Common Stock, (2) two members of our board of directors if it owns less than 17.5% but at least 10% of our Common Stock and (3) one member of our board of directors if it owns less than 10% but at least 5% of our Common Stock. Each Principal Stockholder has agreed to vote its shares in favor of the directors designated by the other Principal Stockholder in accordance with the terms of the Institutional Shareholder Agreement. Initially, the Principal Stockholders each only designated two members to our board of directors. Currently, Mr. Ezersky has been designated as a member of our board of directors by the Quadrangle Stockholders and Messrs. Bingham and Hodgson have been designated as members of our board of directors by the General Atlantic Stockholders.

Set forth below is information relating to the Company's directors, including the Class III Directors who are nominated for re-election at the Annual Meeting, as of April 3, 2013.

Name	Age	Position
Scot W. Melland(1)(5)	50	Chairman, President and Chief Executive Officer
John W. Barter(2)(5)	66	Director
H. Raymond Bingham(3)	67	Director
Peter R. Ezersky(3)(4)(8)	52	Director
David S. Gordon(4)(6)	71	Director
David C. Hodgson(4)	56	Director
William W. Wyman(5)(6)(7)	75	Director
Golnar Sheikholeslami(9)	45	Director

(1) Chairman of the Nominating and Corporate Governance Committee through February 21, 2012, when he resigned from the Committee.
(2) Chairman of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Nominating and Corporate Governance Committee. Mr. Gordon joined the Committee effective February 21, 2012.
(5) Class III Director. Messrs. Barter and Melland have been nominated for re-election at the 2013 Annual Meeting.
(6) Member of the Audit Committee.
(7) Chairman of the Compensation Committee.
(8) Chairman of the Nominating & Corporate Governance Committee effective February 21, 2012.
(9) Joined the Board of Directors in September 2012.

Scot W. Melland has been our President and Chief Executive Officer and a Director since joining our predecessor, Dice Inc., in April 2001. Prior to joining the Company, he served as President and Chief Executive Officer of Vcommerce Corporation since 1999. From 1996 to 1999, he served as Vice President and later Senior Vice President-Interactive Services for Cendant Corporation. Previously, Mr. Melland served as Vice President, Investments and Alliances for Ameritech (now AT&T). Mr. Melland began his career as a consultant, joining McKinsey & Company in 1985. He is a director of Career Resources Inc., a nonprofit workforce development agency in Connecticut. He holds a B.S. in economics from the University of Pennsylvania and a M.B.A. from Harvard University's Graduate School of Business Administration. Mr. Melland was appointed to serve as the Chairman of our board because his day to day leadership as our President and Chief Executive Officer provides him with intimate knowledge of our business, our business strategy and our industry.

John W. Barter has been a director since April 2007. From 1988 to 1994, he was Senior Vice President and Chief Financial Officer of AlliedSignal, Inc., now known as Honeywell International, Inc., an advanced technology and manufacturing company. From October 1994 until his retirement in December 1997, Mr. Barter was Executive Vice President of AlliedSignal, Inc. and President of AlliedSignal Automotive. After retiring from AlliedSignal, Inc., Mr. Barter served briefly as Chief Financial Officer of Kestrel Solutions, Inc., a privately-owned early stage company established to develop and bring to market a new product in the telecommunications industry, from January 2000 to May 2001. Kestrel filed a voluntary petition for bankruptcy protection in October 2002. Mr. Barter also serves on the boards of directors, and as chair of the audit committees, of Genpact Limited, TASC, Inc., and Quality Tech, L.P. Mr. Barter was appointed to serve on our board based on his broad and extensive experience serving in management roles at other companies and his service on the board of directors of other public companies, both of which we believe enable him to provide effective oversight to our board. The board also considered Mr. Barter's prior experience as a chief financial officer, which was instrumental in his being selected to serve as Chairman of the Audit Committee.

H. Raymond Bingham has been a Director since July 2009. He is an Advisory Director of General Atlantic and served as a Managing Director from September 2006 to December 2009. He was Executive Chairman of the Board of Directors of Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004 and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a director of Spansion, Inc., Flextronics International Ltd., Oracle Corporation and Fusion-io. Mr. Bingham was appointed to serve on our board pursuant to the Institutional Shareholder Agreement based on his broad and extensive experience serving in management roles at technology companies, including as chief executive officer and chief financial officer, as well as his experience as an Advisory Director of General Atlantic. Mr. Bingham's significant service on the board of directors of other publicly-traded technology companies and his extensive knowledge and experience managing portfolio companies both within and outside our industry brings unique insight to our board.

Peter R. Ezersky has been a director since August 2005 and is a Managing Principal of Quadrangle. Prior to the formation of Quadrangle in March 2000, Mr. Ezersky was a Managing Director of Lazard Frères & Co. LLC and headed the firm's worldwide Media and Communications group. Prior to joining Lazard, Mr. Ezersky was a Vice President in the Mergers and Acquisitions group of The First Boston Corporation. Mr. Ezersky serves on the boards of directors of Cinemark, Get AS and Hargray Holdings, as well as Grupo Corporativo ONO, S.A. Mr. Ezersky received a J.D. from Yale Law School, where he was an editor of The Yale Law Journal and received a B.A., summa cum laude, in political science from Amherst College, where he was a member of Phi Beta Kappa. Mr. Ezersky was appointed to serve on our board pursuant to the Institutional Shareholder Agreement based on his extensive experience in investment banking, including as the head of the Media and Communications group at Lazard, as well as his experience as a Managing Principal of Quadrangle. Mr. Ezersky's significant service on the board of directors of other publicly-traded companies and his extensive knowledge and experience managing portfolio companies both within and outside our industry brings unique insight to our board.

David S. Gordon has been a director since December 2006 and is Principal of Gordon Advisory, LLC. He was the Chief Executive Officer and a director of the Milwaukee Art Museum from October 2002 until February 2008. Before that, he was the Secretary (Director) of the Royal Academy of Arts in London for six years. He also spent 12 years as the Chief Executive Officer of The Economist Newspaper Ltd. He was associated with eFinancialNews for 10 years, first as a consultant and then as non-executive chairman and oversaw the sale of eFinancialCareers to us in 2006. Mr. Gordon also serves on the board of directors of Profile Books Ltd. Mr. Gordon was appointed to serve on our board based on his prior association with and intimate knowledge of eFinancialCareers and his experience as a chief executive officer. Mr. Gordon brings to the board expertise in business strategy and development as well as insight on doing business outside the United States.

David C. Hodgson has been a director since August 2005 and is a Managing Director of General Atlantic. He joined General Atlantic in 1982, helped found their partnership, and has over 25 years of experience identifying and assisting portfolio companies worldwide in all areas of their development. Mr. Hodgson serves on the boards of directors of a number of public and private companies including Pierpont Securities, InsightExpress, Inc., ipValue Management, Inc., Torex and TriNet Group, Inc. Mr. Hodgson graduated summa cum laude from Dartmouth College in 1978 with a degree in Mathematics and Social Sciences. He is a member of Phi Beta Kappa and received the Kemeny Prize in computing at his alma mater. In 1982, Mr. Hodgson received a M.B.A. from the Stanford University Graduate School of Business. Mr. Hodgson is chair of the board of the Echoing Green Foundation, a provider of fellowship support for not-for-profit entrepreneurs. He also serves as chair of the executive committee of the Manhattan Theatre Club and as a trustee of John Hopkins University and the Spence School in New York. Mr. Hodgson was appointed to serve on our board pursuant to the Institutional Shareholder Agreement based on his experience as a Managing Director of General Atlantic. Mr. Hodgson's significant experience creating value for portfolio companies and managing the challenges that they face provides important guidance to our company.

Golnar Sheikholeslami has been a director since September 2012. Ms. Sheikholeslami was the Executive Vice President and Chief Product Officer of Everyday Health, Inc., a new media health company, from 2010 until March 2013. Prior to joining Everyday Health, she worked for The Washington Post from 2002 to 2010 where Ms. Sheikholeslami held several positions of increasing authority culminating as Vice President and General Manager of digital operations. In that role, she was responsible for the overall strategic direction, product development, innovation, technology and day-to-day operations for the company's digital properties. Previously, Ms. Sheikholeslami led Condé Nast's Style.com as Senior Vice President and Managing Director from 2000 to 2002 after joining the company in 1997. Ms. Sheikholeslami holds a MBA from the Darden School of Business at the University of Virginia and a B.S. from Georgetown University. Ms. Sheikholeslami's significant experience in advertising-supported, online content businesses and in leading digital businesses provides helpful and unique expertise to our company.

William W. Wyman has been a director since December 2006 and is currently an international management consultant, assisting corporate chief executives as an individual business advisor and counselor on a broad range of issues. During 2001, Mr. Wyman was Chief Executive Officer of Predictive Systems, Inc. From 1984 to 1995, Mr. Wyman was founder and managing partner of Oliver, Wyman & Company, management consultants to large financial institutions. From 1965 to 1984, Mr. Wyman held several positions at the international management consulting firm of Booz, Allen & Hamilton including President of the Management Consulting Group, member of the executive committee and member of the board of directors. He currently serves on the board of directors of Pegasystems and Allston Holdings LLC. He is a member of the Board of Advisors of The Sprout Group and Castle Harlan Partners. He is the co-founder of Wyman Worldwide Health Partners, serves as a trustee of the Dartmouth–Hitchcock Medical Center, and served as a trustee of the Hitchcock Clinic and the Mary Hitchcock Memorial Hospital from 1996 to 2008. He graduated from Colgate University in 1959, served in the United States Navy from 1959 to 1963, and graduated from the Harvard Business School in 1965. Mr. Wyman was appointed to serve on our board based on his significant experience serving in management roles at other operating companies and his service on the board of other publicly-traded companies. Mr. Wyman's management consulting expertise plays a key role in board discussions of our business strategy and was a key factor in his being selected to serve as Chairman of the Compensation Committee.

Director Independence

We have determined that Messrs. Barter, Bingham, Ezersky, Gordon, Hodgson, Wyman and Ms. Sheikholeslami are independent as such term is defined by the applicable rules and regulations of the NYSE for purposes of serving on our board of directors. Additionally, each of these directors meets the categorical standards for independence established by our board, as set forth in our Corporate Governance Guidelines, which is posted on our website.

Board Leadership Structure

Mr. Melland serves as both our Chief Executive Officer and the Chairman of our board of directors. We believe that combining the role of Chairman and CEO is appropriate for our Company because Mr. Melland is most familiar with our business strategy and our industry. We also believe that the combined role of Chairman and CEO facilitates the flow of information between the board and management and helps promote effective corporate governance. We also have independent board members that bring experience, oversight and expertise from outside the Company and our industry, as well as board members affiliated with our Principal Stockholders who bring extensive knowledge and experience from managing portfolio companies both within and outside our industry. The board meets as necessary in executive sessions of the non-management directors. At any such executive session, the non-management directors take turns serving as the presiding director as provided in the Company's Corporate Governance Guidelines.

Corporate Governance

Controlled Company Status

The Common Stock is listed on the NYSE. As of February 22, 2011, we no longer qualified as a "controlled company" for purposes of NYSE rules. "Controlled companies" under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. Previously, the General Atlantic Stockholders and Quadrangle Stockholders held more than 50% of the voting power, but as a result of two public offerings, this is no longer the case. As a "controlled company," we were eligible to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, we were not required to have (1) a majority of independent directors, (2) a Nominating and Corporate Governance Committee composed entirely of independent directors or (3) a Compensation Committee composed entirely of independent directors. Our Chief Executive Officer served as a member of our Nominating and Corporate Governance Committee through February 21, 2012 in accordance with the NYSE rules governing the transition period for formerly controlled companies.

Required Certifications

The Company has filed with the Securities and Exchange Commission (the "Commission"), as an exhibit to its Annual Report on Form 10-K, the certifications required by its Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002. The Company has also timely submitted to the NYSE the Section 303A Annual CEO Certification for 2012, and such certification was submitted without any qualifications.

Committees of the Board

Our board of directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The following is a brief description of these committees.

Audit Committee

The members of the Audit Committee are:

> John W. Barter (Chair)
> David S. Gordon
> William W. Wyman

The Audit Committee met five times during fiscal 2012. Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our audit function and independent registered public accounting firm, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent registered public accounting firm, and our independent registered public accounting firm reports directly to the Audit Committee. The Audit Committee also reviews and approves related-party transactions as required by the rules of the NYSE. The authority and responsibility of the Audit Committee is further set forth in its charter, which is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary.

Messrs. Barter, Gordon and Wyman qualify as "audit committee financial experts" under the rules of the Commission implementing Section 407 of the Sarbanes-Oxley Act of 2002. Messrs. Barter, Gordon and Wyman meet the independence and the experience requirements of the NYSE and the federal securities laws.

Audit Committee Report

The charter of the Audit Committee, which is available under the Investor Relations section of our website, specifies that the purpose of the Audit Committee is to assist the board in its oversight of:

- the accounting and financial reporting processes of the Company, including the integrity of the financial statements and other financial information provided by the Company to its stockholders, the public, any stock exchange and others;
- the Company's compliance with legal and regulatory requirements;
- the Company's independent registered public accounting firm's qualifications and independence;
- the audit of the Company's financial statements; and
- the performance of the Company's internal audit function and independent registered public accounting firm, and such other matters as shall be mandated under applicable laws, rules and regulations as well as listing standards of the NYSE.

In carrying out these responsibilities, the Audit Committee, among other things:

- monitors preparation of quarterly and annual financial reports by the Company's management;

- supervises the relationship between the Company and its independent registered public accounting firm, including having direct responsibility for their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent registered public accounting firm; and

- oversees management's implementation and maintenance of effective systems of internal and disclosure controls, including review of the Company's policies relating to legal and regulatory compliance, ethics and conflicts of interests and review of the Company's internal auditing program.

The Audit Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit Committee's meetings include, whenever appropriate, executive sessions in which the Audit Committee meets separately with the Company's independent registered public accounting firm, the Company's internal auditors, the Company's Chief Financial Officer and the Company's General Counsel.

The Audit Committee periodically reviews the performance of the Company's independent registered public accounting firm to determine if the current firm should be retained.

Management is responsible for the Company's financial reporting process, including the Company's internal control over financial reporting, and for the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles. Deloitte & Touche LLP, as the Company's independent registered public accounting firm, is responsible for auditing those financial statements and expressing its opinion as to the fairness of the financial statement presentation in accordance with generally accepted accounting principles. Our responsibility is to oversee and review this process. We are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or generally accepted accounting principles or as to auditor independence. We rely, without independent verification, on the information provided to us and on the representations made by management and the independent registered public accounting firm.

As part of its oversight of the preparation of the Company's financial statements, the Audit Committee reviews and discusses with both management and the Company's independent registered public accounting firm all annual and quarterly financial statements prior to their issuance. During fiscal 2012, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance), including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee also discussed with Deloitte & Touche LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Deloitte & Touche LLP to the Audit Committee required by applicable requirements of the Public Company Accounting Oversight Board.

In addition, the Audit Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit Committee members recommended to the board that the board approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the Commission.

The members of the Audit Committee submitting this report include:

John W. Barter (Chair)
David S. Gordon
William W. Wyman

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are:

Peter R. Ezersky (Chair)
David C. Hodgson
David S. Gordon

The Nominating and Corporate Governance Committee met four times in 2012. The Nominating and Corporate Governance Committee selects, or recommends that the board select, candidates for election to our board of directors, develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of directors and management evaluations. The authority and responsibility of the Nominating and Corporate Governance Committee is further set forth in its charter, which is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary.

With respect to director nominees, the Nominating and Corporate Governance Committee, which the Chief Executive chaired through February 21, 2012 and is currently chaired by Mr. Ezersky, (i) identifies individuals qualified to become members of the board (consistent with criteria approved by the board), (ii) reviews the qualifications of any such person submitted to be considered as a member of the board by any stockholder or otherwise, (iii) conducts background checks of individuals the Nominating and Corporate Governance Committee intends to recommend to the board as director nominees and (iv) selects, or recommends that the board select, the director nominees for the next annual meeting of stockholders or to fill in vacancies on the board. In identifying and reviewing qualifications of candidates for membership on the board, the Nominating and Corporate Governance Committee evaluates all factors which it deems appropriate, including the requirements of the Company's Corporate Governance Guidelines and the other criteria approved by the board.

Pursuant to the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee will seek members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. The assessment of candidates for the board includes an individual's independence, as well as consideration of diversity, age, skills and experience in the context of the needs of the board. The Nominating and Corporate Governance Committee also takes into account the Company's obligations with respect to board composition set forth in the Institutional Shareholder Agreement. The Nominating and Corporate Governance Committee assesses the effectiveness of its diversity policy set forth in the Corporate Governance Guidelines annually in connection with the nomination of directors for election at the annual meeting of stockholders. The composition of the current board reflects diversity in business and professional experience, skills, gender, and age.

The Nominating and Corporate Governance Committee conducted a search for another board member during 2012 and identified Ms. Sheikholeslami as a desirable candidate. Ms. Sheikholeslami joined the board in September 2012.

The Institutional Shareholder Agreement requires that our Nominating and Corporate Governance Committee consist of three members, including one director designated by the Quadrangle Stockholders, one director designated by the General Atlantic Stockholders and one director designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). Messrs. Ezersky and Hodgson were appointed to the Nominating and Corporate Governance Committee as the Quadrangle Stockholders' designee and the General Atlantic Stockholders' designee, respectively, under the Institutional Shareholder Agreement.

Compensation Committee

The members of the Compensation Committee are:

William W. Wyman (Chair)
H. Raymond Bingham
Peter R. Ezersky

The Compensation Committee met six times in 2012. The Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee also administers the issuance of awards under our equity incentive plans. The authority and responsibility of the Compensation Committee is further set forth in its charter, which is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary. For further information on the Compensation Committee's engagement of a compensation consultant and the role of our executive officers in determining or recommending the amount or form of executive and director compensation, please see the "*Compensation Discussion & Analysis—Benchmarking"* and "*Compensation Discussion & Analysis—Management's Role in the Compensation-Setting Process*" sections, below.

The Institutional Shareholder Agreement requires that our Compensation Committee consist of three members, including one director designated by the Quadrangle Stockholders, one director designated by the General Atlantic Stockholders and one independent director designated by the board (upon the recommendation of the Nominating and Corporate Governance Committee). Messrs. Bingham and Ezersky were elected to the Compensation Committee as the General Atlantic Stockholders' and the Quadrangle Stockholders' designee, respectively, under the Institutional Shareholder Agreement.

Compensation Risks

The Compensation Committee has reviewed the Company's compensation policies and practices for all employees, including our executive officers, as they relate to risk management practices and risk-taking incentives and has determined that there are no risks arising from these policies and practices that are reasonably likely to have a material adverse effect on the Company. Frederick W. Cook & Company assisted in the Company's risk assessment. The Compensation Committee considers that our compensation programs incorporate several features which promote the creation of long-term value and reduce the likelihood of excessive risk-taking by our employees. These features include: (i) a balanced mix of cash and equity, annual and longer-term incentives, and types of performance metrics, (ii) the ability of the Compensation Committee to exercise negative discretion over all incentive program payouts, (iii) performance targets for incentive compensation that include both objective Company performance targets (such as revenue and Adjusted EBITDA targets) and individual performance goals, (iv) time-based vesting of equity awards that encourages long-term retention, (v) a bonus pool for the majority of non-executive employees that is capped at an amount equal to a small percentage of each employee's annual base salary, and (vi) internal controls on commissions paid to employees in the sales division.

It is also our policy that the Compensation Committee will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments to any cash or equity based incentive compensation paid to executive officers and certain other officers where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or Compensation Committee.

Corporate Governance Guidelines and Code of Conduct and Ethics

The board of directors has adopted Corporate Governance Guidelines, which set forth a flexible framework within which the board, assisted by its committees, directs the affairs of the Company. The Corporate Governance Guidelines address, among other things, the composition and functions of the board of directors, director independence, stock ownership by directors and compensation of directors, management succession and review, board committees and selection of new directors. A copy of the Company's Corporate Governance Guidelines is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary.

The Company has also adopted a Code of Conduct and Ethics, which is applicable to all directors, officers and employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. A copy of the Company's Code of Conduct and Ethics is available under the Investor Relations section of our website and in print to any stockholder who requests a copy from the Corporate Secretary. If the Company amends or waives the Code of Conduct and Ethics with respect to the directors, Chief Executive Officer, Chief Financial Officer or principal accounting officer, it will post the amendment or waiver at the same location on its website.

Risk Management

The board has an active role in overseeing the Company's risk management. The board regularly reviews information presented by management regarding the Company's business and operational risks, including relating to security, privacy, credit and liquidity. The board committees also play an active role in managing the Company's risk. The Audit Committee reviews and discusses with management the Company's major financial risk exposures and the steps management has taken to monitor, control and manage such exposures. The Audit Committee reviews and discusses at least annually the Company's code of ethics and procedures in place to enforce the code of ethics and, if there are any amendment or waiver requests relating to the Company's code of ethics for the chief executive officer or senior financial officers, would review and make a determination on such requests. In addition, the Audit Committee reviews related party transactions and potential conflicts of interest related thereto. The Compensation Committee reviews the Company's overall compensation program and its effectiveness at linking both executive pay to performance and aligning the interests of our executives and our stockholders. The Nominating and Corporate Governance Committee manages risks associated with director independence. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company has adopted a written Related Person Transaction Policy (the "policy"), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for the implementation and compliance with this policy.

For the purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by our board of directors or Compensation Committee.

Our policy requires that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may only approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our policy also provides that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Stockholder Agreement

The Institutional Shareholder Agreement contains restrictions on the ability of the Principal Stockholders and certain of our executive officers and managing directors, including Messrs. Melland, Durney, Silver and Campbell, who are "Management Stockholders" under the Institutional Shareholder Agreement, to transfer shares of our Common Stock and provisions related to registration rights granted to such stockholders.

In addition, the Institutional Shareholder Agreement contains provisions related to the composition of our board of directors and the committees of our board of directors and our corporate governance, which are more fully discussed under "*Directors and Corporate Governance—Board Structure* " and "*Directors and Corporate Governance—Corporate Governance*." If both Principal Stockholders hold less than 5% of our Common Stock, these provisions terminate.

Restrictions on Transfer

Under the Institutional Shareholder Agreement, neither of the Principal Stockholders may sell or transfer shares of our capital stock (except for transfers to certain permitted transferees or certain block sale transfers) without the consent of the other Principal Stockholder. A Management Stockholder may transfer all of his or her holdings.

Additionally, the Principal Stockholders and the Management Stockholders have agreed not to sell any shares during the period beginning 14 days prior to the effective date of a registration statement filed in connection with the exercise of demand or piggyback registration rights by any stockholder until the earlier of (1) 90 days after any public offering and (2) the expiration of the underwriters lock-up period for the applicable offering, provided that the Principal Stockholders and Management Stockholders have agreed that notwithstanding this provision, they will remain subject to the terms of any underwriter lock-up agreement for the applicable offering.

Other Provisions

Under the Institutional Shareholder Agreement, we have agreed that the doctrine of "corporate opportunity" will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients and customers.

The Institutional Shareholder Agreement requires us to deliver to each stockholder who is a party to the agreement and owns 5% or more of our Common Stock in the aggregate certain monthly financial statements as soon as practicable after they are available, subject to customary confidentiality provisions. Additionally, except to the extent available on the Commission's

EDGAR system, we are required to deliver to each stockholder who is a party to the agreement and owns 5% or more of our Common Stock copies of all financial statements, reports, notices and proxy statements and all regular and periodic reports, and registration statements or prospectuses filed by us with the Commission.

Registration Rights

Under the Institutional Shareholder Agreement, each of the Principal Stockholders is entitled to certain demand registration rights, including the right to require us to effect a shelf registration if we are eligible to file registration statements on Form S-3.

Under the Institutional Shareholder Agreement, in a demand registration, the non-requesting Principal Stockholder and the Management Stockholders are entitled to piggyback registration rights with respect to any registration request made by a Principal Stockholder, subject to limited exceptions. If the registration requested by a Principal Stockholder is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse effect on the offering, the number of shares included in the offering will be determined as follows:

- first, shares offered by the Principal Stockholders and the Management Stockholders (but only to the extent such shares were not acquired pursuant to the exercise of options) (pro rata, based on the number of their respective shares requested to be included in such offering);
- second, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering); and
- third, shares offered by us for our own account.

The Institutional Shareholder Agreement also provides that each Principal Stockholder and Management Stockholder is entitled to piggyback registration rights with respect to any registration initiated by us, subject to certain limited exceptions. If we initiate a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse effect on the offering, then the number of shares included in the offering shall be determined as follows:

- first, shares offered by us for our own account;
- second, shares requested to be included by the Principal Stockholders and the Management Stockholders (pro rata, based on the number of their respective shares requested to be included in such offering);
- third, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering).

In any piggyback registration, including our initial public offering, we have agreed to indemnify the participating Principal Stockholders and Management Stockholders and to pay all registration expenses (other than underwriting discounts and commissions and certain legal expenses of the selling stockholders).

Block Sales

Under the Institutional Shareholder Agreement, a Principal Stockholder may request to sell Common Stock in a block sale, provided that the Principal Stockholder gives written notice to us and the other Principal Stockholder. The other Principal Stockholder will then have the right to participate in the block sale on a proportional basis with the requesting Principal Stockholder. Each Principal Stockholder may make up to two block sales in any one-year period, and each block sale must recognize proceeds of at least $20 million. These provisions terminate with respect to a Principal Stockholder if it owns less than 10% of our Common Stock.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K.

Members of the Compensation Committee:

William W. Wyman (Chair)
Peter R. Ezersky
H. Raymond Bingham

Compensation Discussion and Analysis

2012 Overview

During 2012, along with conducting its normal oversight responsibilities, the Compensation Committee again reviewed the Company's compensation practices in light of the Company's performance and stock market valuation. The following table illustrates the Company's growth during the year ended December 31, 2012 in terms of revenue and net income relative to performance during the same period of 2011. The results include the impact of acquisitions.

	2012	2011	Change %
	($ in thousands)		
Revenue	$ 195,363	$ 179,130	9.1%
Net income	$ 38,087	$ 34,100	11.7%

Using the peer group information and recommendations from Frederick W. Cook & Company (as described in more detail below), the Committee reviewed and confirmed, with minor adjustments, its policies governing senior management compensation including plans for annual salaries, incentive compensation and long-term equity compensation. The Committee reviewed the parameters for annual management equity awards and approved an annual option and restricted stock grant effective February 27, 2012. The Committee reviewed 2012 performance company-wide and for individual members of senior management and awarded bonuses as more fully described below.

Compensation Program Philosophy and Objectives

At our 2012 annual meeting, our stockholders approved, on a nonbinding basis, the compensation of our named executive officers, as disclosed pursuant to compensation disclosure rules of the SEC on our annual proxy statement for 2011. (Ninety-seven percent of votes cast on this item at our 2012 annual meeting were "for" advisory approval of the Company's executive compensation.) The Compensation Committee viewed the strong support from our stockholders as a sign that our compensation program for our named executive officers was designed and implemented to the satisfaction of our stockholders, and we have generally retained the same compensation program for 2012. Our primary objective with respect to executive compensation is to provide competitive compensation and benefits to attract, retain, motivate and reward the highest quality executive officers, while supporting our core values and strategic initiatives. A further key objective is to create a pay-for-performance culture such that a substantial portion of each executive officer's compensation is contingent on, and variable with, achievement of objective corporate and individual performance goals and other objective measures of success.

In addition, we aim to establish compensation plans that align the performance of our executive officers with our business plan and strategic objectives and promote the interests of stockholders by focusing management on achieving strong short-term (annual) performance in a manner that supports and ensures our long-term success and profitability.

Finally, it is a key objective to ensure that compensation provided to executive officers remains reasonable and responsible yet competitive relative to the compensation paid to similarly situated executives at comparable companies. It is essential that our overall compensation levels be sufficiently competitive to attract talented leaders and motivate those leaders to achieve superior results. At the same time, our executive compensation programs are intended to be consistent with our focus on controlling costs.

In addition to rewarding corporate and individual performance, our compensation program is designed to reward the level of responsibility of, and the position undertaken by, an executive. Total compensation and accountability should generally increase with position and responsibility. As a result, total compensation is higher for individuals with greater responsibility and greater ability to influence our achievement of targeted results and strategic initiatives. Additionally, as position and responsibility increases, a greater portion of the executive officer's total compensation is performance-based pay contingent on the achievement of performance objectives. In the same way, equity-based compensation is higher for persons with higher levels of responsibility, making a significant portion of their total compensation dependent on long-term stock appreciation.

The Process of Setting Executive Compensation

Our Compensation Committee meets throughout the year to evaluate the performance of our named executive officers, to determine their bonuses for the prior fiscal year, to establish the individual and corporate performance objectives for each executive for the current fiscal year, to set their base salaries for the next fiscal year, to determine the portion of total compensation that will be contingent, performance-based pay, and to consider and approve any grants of equity incentive compensation. Our Compensation Committee also reviews the appropriateness of the financial measures used in incentive plans and the degree of difficulty in achieving specific performance targets. Our Compensation Committee engages in an active dialogue with our Chief Executive Officer concerning strategic objectives and performance targets.

Our Compensation Committee establishes, together with the performance objectives, targeted annual cash compensation levels (and maximum achievable compensation) for each of the named executive officers by determining each named executive officer's base salary and amount of bonus compensation contingent upon achievement of performance targets. In preparing the target amounts, the size of one individual element of compensation does, in some respects, affect the Compensation Committee's determination of what the targeted amount of other components of compensation should be. For example, each executive's base pay is used as a basis for calculating a target contribution percentage for purposes of establishing the bonus pool. As a general proposition, the Compensation Committee attempts to determine the overall best mix of fixed and incentive compensation. In making this determination, the Compensation Committee is guided by the compensation philosophy described above. The Compensation Committee also considers historical compensation levels, the relative compensation levels among our senior executive officers and the competitive pay practices at other companies using third-party compensation studies and surveys performed by independent organizations. We use these third-party compensation studies as a basis for comparing and setting individual elements of executive compensation for the named executive officers because they provide compensation information for companies in our industry and also provide comprehensive compensation information not obtainable from public sources. The Compensation Committee also considers industry conditions, corporate performance versus a peer group of companies and the overall effectiveness of our compensation program in achieving desired performance levels. The Compensation Committee, taking into account the advice of Frederic W. Cook & Company, an independent compensation consulting firm retained by the Compensation Committee, identified the following peer group of companies based on size and business focus for comparison purposes in determining compensation for 2012: Ancestry.com, comScore, Constant Contact, Demand Media, Envestnet, Kenexa, Liquidity Services, LivePerson, LoopNet, OpenTable, QuinStreet, Responsys, RightNow Technologies, Taleo, Travelzoo and Websense.

We believe that internal pay equity is an important factor to be considered in establishing compensation for our officers. The Compensation Committee has not established a policy regarding the ratio of total compensation of the Chief Executive Officer to that of the other officers, but it does review compensation levels to ensure that appropriate pay equity exists, which is determined in the Compensation Committee's discretion based on our Compensation Committee members' experience with, and knowledge of, other companies' practices. The Compensation Committee intends to continue to review internal compensation equity and may adopt a formal policy in the future if we deem such a policy to be appropriate.

Benchmarking

The Compensation Committee does not believe that it is appropriate to establish compensation levels primarily based on benchmarking. While we recognize that our compensation practices must be competitive in the marketplace, such marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. When the Compensation Committee determines whether a named executive officer should receive an increase in salary, the Compensation Committee sometimes reviews independent compensation studies in order to compare the compensation received by comparable executives in similar-sized companies to ensure that the compensation we award is competitive in the marketplace, as detailed in the section "*The Process of Setting Executive Compensation*" above. Frederic W. Cook & Company conducted a comprehensive review of our compensation programs for executive officers in 2011 to assist in establishing the 2012 executive compensation program. The purpose of these reviews was to assess the design and competitive positioning of our compensation programs and to make recommendations for change, if appropriate, to be implemented as part of our compensation program going forward. For 2012, the Compensation Committee took into account the Frederick W. Cook &

Company analysis to evaluate and determine the compensation for Mr. Melland, Mr. Durney, Mr. Smith, Mr. Bennett, Mr. Silver and Mr. Campbell. Frederick W. Cook & Company also continues to advise the Compensation Committee from time to time on our compensation program and related executive compensation matters.

Management's Role in the Compensation-Setting Process

Our Chief Executive Officer, Mr. Melland, plays a significant role in the compensation-setting process. Mr. Melland evaluates the performance of the other named executive officers, recommends business performance targets and objectives for the other named executive officers and recommends salary and bonus levels and option awards for other executive officers. Mr. Durney recommends salary and bonus levels and option awards for Mr. Campbell. All recommendations of Mr. Melland and Mr. Durney are subject to Compensation Committee approval. The Compensation Committee discusses the recommendations with Mr. Melland or Mr. Durney, as appropriate, and then makes its decisions in its sole discretion. Similarly, Mr. Melland's compensation, performance targets and objectives are discussed among the members of the Compensation Committee and the Compensation Committee sets Mr. Melland's compensation.

Mr. Melland helps the Compensation Committee set its agenda for meetings and participates in committee meetings at the Committee's request. He provides background information regarding our strategic objectives, evaluates the performance of the senior executive officers, and makes compensation recommendations for senior executive officers. Other executives also prepare information for each Compensation Committee meeting.

Elements of Executive Compensation

Base Salary

Base salary provides executives with a base level of regular income. In determining a named executive officer's base salary, we consider the executive's qualifications, experience and industry knowledge, the quality and effectiveness of their leadership at our company, the scope of their responsibilities and future potential, the goals and objectives established for the executive, the executive's past performance, the base salary paid to officers in comparable positions at companies who are reflected in independent studies, internal pay equity and other factors as deemed appropriate. In addition, we consider the other components of executive compensation and the mix of performance pay to total compensation. The Compensation Committee does not apply any specific weighting to these factors.

Annually, the Compensation Committee reviews each executive's past salary and performance, and general economic conditions in our industry, and decides whether or not to adjust the salary. Adjustments, if any, are implemented effective as of January 1 in the case of Messrs. Melland, Durney, Silver and Bennett, and effective typically on anniversary date of the last salary adjustment in the case of Mr. Campbell. Mr. Smith was hired in February 2012. Subject to the limitations found in each executive's employment agreement we entered into with each of the executives, the Compensation Committee can increase or decrease an executive's base salary at its discretion.

For 2012, the Compensation Committee approved a change in the annual base salary of the following named executive officers: Mr. Melland from $500,000 to $525,000; Mr. Durney from $365,650 to $380,000; Mr. Bennett from $236,800 (reflecting £148,000 converted at US$1.60 for each £1) to approximately $270,300 (reflecting £170,000 converted at US$1.59 for each £1); Mr. Silver from $325,000 to $215,000, in connection with the change in his title and responsibilities; and Mr. Campbell from $291,000 to $300,000. Mr. Smith's annual base salary is $285,000 as of February 2012.

Senior Bonus Plan

Our bonus program is intended to motivate and reward performance by providing cash bonuses based upon meeting and exceeding performance goals. We award annual cash bonuses under our Senior Bonus Plan for achievement of specified performance objectives with a time horizon of one year or less. We make awards from an established bonus pool. The Compensation Committee determines the total size of our bonus pool by taking into account our qualitative and financial performance. Within the parameters of the overall pool, there are separate sub-pools allocated to the performance of the individual operating units. The Compensation Committee determines the size of an award that we make to a particular executive by considering his or her individual performance as measured against pre-set performance targets and objectives and his or her individual impact on our overall performance. We believe this pool-based bonus system helps to foster teamwork and ensures that all executives work together as one in the interest of our performance. The current structure of the plan has been in place since 2004.

In determining the annual cash bonuses awarded to each named executive officer under our Senior Bonus Plan, the Company takes into account many of the same factors that it considers when determining base salaries, with particular focus on the Committee's evaluation of the named executive officer's performance in the preceding fiscal year. Similar to the determinations with respect to base salary and equity incentives, the Committee considers all relevant factors taken as a whole in setting the applicable annual cash bonus award for the fiscal year.

The revenue target and the Adjusted EBITDA target for bonus pool purposes are set on an annual basis. Each of these components is selected because they are best reflective of business performance, and they are equally weighted because they are both critical in assessing the success of the business. In December 2011, our proposed 2012 bonus plan was presented to the board and the final plan was approved in January 2012. For purposes of funding the senior bonus pool for 2012, the Compensation Committee established a target for revenue of $202.6 million and a target for Adjusted EBITDA of $83.1 million for the Dice Holdings, Inc. Plan ("DHI Plan"). For purposes of Mr. Bennett's participation in the Senior Bonus Plan, the target for revenue and the target for Adjusted EBITDA was approximately $42.9 million (reflecting £27.0 million converted at $1.59 for each £1) and $13.5 million (reflecting £8.5 million converted at $1.59 for each £1), respectively, representing the goals for the eFinancialCareers business ("eFC Plan"). The revenue target for purposes of the Senior Bonus Plan was not intended to be in accordance with U.S. GAAP and includes various adjustments that cause the measurement amount to differ from our actual results. Likewise, the Adjusted EBITDA target includes various adjustments, such as the exclusion of stock-based compensation and the exclusion of the accrual for the senior bonus.

Actual and target revenue and Adjusted EBITDA do not include the impact of acquisitions during the year. Additionally, the actual revenue and Adjusted EBITDA results are adjusted to use foreign exchange rates that were assumed when the target amounts were determined, therefore eliminating the impact of changes in exchange rates. We calculate our total bonus pool by taking a percentage of each executive's base compensation and contributing that amount to the total bonus pool for our executives. In 2012, this target contribution percentage was 100% for Mr. Melland as Chief Executive Officer, 60% for Mr. Durney as Chief Financial Officer, 30% for Mr. Smith as Chief Technology Officer, 50% for Mr. Bennett as Global Managing Director of eFinancialCareers, and 35% for Mr. Campbell as Vice President and General Counsel. Mr. Silver's target contribution was 60% until September 2012 when it changed to 30% due to the change in his title and responsibilities (resulting in a weighted average percentage of 50%). We multiply this percentage by the executive's annual base compensation to obtain each executive's targeted pay contribution to the pool.

The total bonus pool available for the named executive officers and other senior executives designated by the Compensation Committee is funded in the following way:

- 30% of the pool is funded automatically;
- 35% is funded according to the percentage of the revenue target achieved; and
- 35% is funded according to the percentage of the Adjusted EBITDA target achieved.

For 2012, if our actual results are lower than 85% of the revenue target or the Adjusted EBITDA target, the 35% of the bonus pool to be funded upon achieving the applicable target is not funded. If 85% of the applicable target is achieved, 50% of the 35% to be funded with respect to the applicable target is funded. If our actual revenue or Adjusted EBITDA falls between 85% and 100% of the applicable target, the amount to be funded for each target to the bonus pool increases from 50% to 100% of the applicable 35% portion of the bonus pool on a pro-rata basis. Further, for 2012, the size of our bonus pool would increase by 10% for each 1% that our actual revenue exceeds our revenue target (the "revenue multiplier"), provided that actual Adjusted EBITDA is also equal to or greater than the sum of (1) the Adjusted EBITDA target plus (2) 50% of the amount by which actual revenue exceeds our revenue target. (If actual Adjusted EBITDA exceeds our Adjusted EBITDA target but actual revenue does not exceed our revenue target, the bonus pool does not increase.)

If our actual revenue exceeds our target amount, and our actual Adjusted EBITDA performance is sufficient such that the bonus pool is increased as described above, then the contribution we make to the bonus pool in respect of each executive's base compensation can be increased so that each individual's "base compensation contribution" to the bonus pool can be as much as two times their targeted base compensation contribution. In 2012, for purposes of the bonus pool, the actual revenue was $188.5 million and the actual Adjusted EBITDA amount was $79.4 million for the DHI Plan. For the eFC Plan, the actual revenue and Adjusted EBITDA was approximately $38.2 million (reflecting £24.0 million converted at $1.59 for each £1) and $12.6 million (reflecting £7.9 million converted at $1.59 for each £1), respectively. Because our actual revenues for bonus pool purposes were below our targets, the bonus pool funding was decreased by 13% for the DHI Plan and 20% for the eFC Plan. Accordingly, we multiplied each executive officer's targeted base compensation contribution amount by 87% for those in the DHI Plan and 80% for those in the eFC Plan to determine how much would be contributed to the bonus pool with respect to his or her base compensation. As a result, the total bonus pool for the Senior Bonus Plan for 2012 was $2.3 million. The six named executive officers plus 31 other members of senior management participated in the Senior Bonus Plan and were eligible for bonuses out of the total bonus pool.

The Compensation Committee then reviews each executive's performance against his individual performance objectives (set forth below) and may further increase or decrease the percentage for any particular executive if that executive has had a significant impact in helping us achieve superior company performance. We believe this ensures that executives whose performance is outstanding receive proportionately larger bonuses as a reward. It is possible that any single participant may be allocated a bonus from the bonus pool in an amount up to a maximum of two times his or her targeted base compensation contribution to the bonus pool, if his or her performance warrants such a payout based on the Compensation Committee's qualitative assessment of the executive's performance against his or her goals and objectives. Similarly, it is also possible that any participant in the Senior Bonus Plan may be allocated less than his or her targeted base compensation contribution to the bonus pool, based on his or her performance against his or her goals and objectives.

The 2012 performance goals and objectives for Mr. Melland consist of:
- Identify ways to strengthen our value proposition to compete in the new environment;
- Improve our core product functionality and usability to better engage our vertical communities;
- Further penetrate our market opportunity in each major brand;
- Build out our energy and healthcare verticals and exploit the sectors;
- Increase reach and regular engagement with our targeted communities by providing relevant content, data and insights;
- Increase innovation and improve efficiency across our technology operations; and
- Pursue growth opportunities in new verticals, geographies or related services.

The 2012 performance goals and objectives for Mr. Durney consist of:
- Ensure timely, accurate and informative financial reporting;
- Manage external reporting and public shareholder requirements;
- Oversee/manage the Energy vertical;
- Lead corporate development and financing activities;
- Explore and evaluate alternatives to maximize shareholder value; and
- Update roadmap for enhancing company valuation.

The 2012 performance goals and objectives for Mr. Smith consist of:
- Redefine leadership team and culture for technology team;
- Lead product development transformation;
- Build out global technology operations and support capability;
- Drive and support innovation opportunities;
- Create global technology strategy and roadmap;
- Ensure continuity and stability of business operations; and
- Maintain effective programs for operational, system and data security.

The 2012 performance goals and objectives for Mr. Bennett consist of:
- Achieve 2012 eFinancialCareers budget targets;
- Develop long-term vision for the eFinancialCareers service;
- Evaluate current North American strategy and operations;
- Deliver new product platform;
- Build a new, targeted advertising platform;
- Expand focus on newer markets; and
- Ensure eFC has the teams and resources in place to deliver against the long-term vision.

The 2012 performance goals and objectives for Mr. Silver (prior to change in title and responsibilities) consist of:
- Achieve 2012 North American targets for all Dice brands (billings, revenue, EBITDA);
- Develop long-term vision for Dice service;
- Improve Dice product performance;
- Improve awareness and perception of Dice brands;
- Build momentum in the healthcare business; and

- Support Rigzone, eFinancialCareers and corporate initiatives.

The 2012 performance goals and objectives for Mr. Campbell consist of:

- Maintain our legal files and endeavor to ensure compliance with applicable laws and regulations;
- Monitor spam and ensure our compliance with privacy legislation;
- Lead the Company's analysis and execution of international organization structure;
- Provide legal and deal-related support to sales negotiations and documentation; and
- Help support strategic expansion initiatives, including managing the legal issues surrounding acquisitions.

Based on input received from Mr. Melland and Mr. Durney with respect to each of their direct reports, the Compensation Committee determines in its sole discretion the extent to which such individuals' goals and objectives are achieved. For 2012, Mr. Melland was awarded a bonus equal to 105% of his basic bonus allocation based on meeting his performance goals and objectives and due to the overall management of the business. For 2012, the Compensation Committee made adjustments to the bonus pool allocations as a result of individual performance for Messrs. Durney (105%), Smith (100%), Silver (70%), Campbell (105%) and Bennett (98%).

Equity Incentives

We believe that equity compensation is the most effective means of creating a long-term link between the compensation provided to executives and gains realized by our stockholders, as the value of stock-based compensation is dependent upon long-term appreciation in stock price. Accordingly, we believe stock options and restricted stock grants should be a significant part of the total mix of executive compensation. For 2012, the mix was approximately two-thirds restricted stock and one-third options. The Compensation Committee believed this allocation was appropriate for enhanced retention and to attempt to balance the prior historical equity compensation practice which had been primarily options. Under our 2005 Omnibus Stock Plan, our 2007 Equity Award Plan and our 2012 Equity Award Plan, all restricted stock grants typically vest over four years, with 25% vesting occurring on each annual anniversary date. Stock options incorporate the following features:

- the term of the grant does not exceed 10 years;
- the grant price is not less than the fair market value of our Common Stock on the date of grant; and
- options typically vest over four years, with the first 25% typically vesting on the first anniversary of the vesting commencement date, and 6.25% vesting quarterly thereafter.

We continue to use stock options and restricted stock as a long-term incentive vehicle because:

- Stock options and restricted stock align the interests of executives with those of the stockholders, support a pay-for-performance culture, foster employee stock ownership, and focus the management team on increasing value for the stockholders.
- Stock options are performance based: all the value received by the recipient from a stock option is based on the growth of the stock price above the option price.
- Restricted stock grants encourage our executives to hold shares of our common stock, and incentivize our executives to increase the value of shares of our common stock through contributions to long-term performance.
- Stock options and restricted stock help to provide a balance to the overall compensation program: while cash bonuses focus on the achievement of annual performance targets, the structure and vesting for stock options and restricted stock awards creates incentive for increases in stockholder value over a longer term.
- The vesting period encourages executive retention and the preservation of stockholder value.

In determining the number of options or restricted stock to be granted to each named executive officer, the Compensation Committee takes into account (1) the individual's position, scope of responsibility, and ability to affect company performance and stockholder value; (2) the Compensation Committee's evaluation of the named executive officer's performance in preceding fiscal years; (3) the extent to which the long-term equity award grant value is competitive with our peer group companies for long-term equity award grants for comparable positions in the Company's industry; (4) any extraordinary changes that have occurred (such as a significant change in responsibilities or a promotion); and (5) the value and potential value for the executive of the other elements of the Company's compensation program and the value of stock options and restricted stock in relation to such other elements of total compensation.

In addition, the Committee considers the following material factors that have particular relevance to long-term equity grants: (1) the Company-wide equity budget (which is the aggregate grant values of all long-term equity awards available for grant to Company employees, expressed as a percentage of the Company's market capitalization), which is taken into account in determining the relative size of awards granted to the named executive officers to ensure there is sufficient value available for grant to the other eligible employees of the Company; and (2) the named executive officer's unrealized value from previous grants, including the number of options and restricted stock currently held by him or her and the level of options and restricted stock granted in prior years (with an emphasis on the extent to which outstanding equity grants are still unvested and thus continue to represent substantial retentive value). As with the determinations with respect to other elements of compensation, the Committee considers all relevant factors taken as a whole in setting the applicable equity grant for the fiscal year.

In February 2012, the Compensation Committee approved an option grant to key members of our management team, including Messrs. Melland, Durney, Smith, Bennett, Silver and Campbell. This was part of an annual grant of equity awards and part of our overall compensation program. Restricted stock was also granted in February 2012 to Messrs. Melland, Durney, Smith, Bennett, Silver and Campbell. For Mr. Smith, these were initial grants. In determining the size of the equity grants for our named executive officers, the Compensation Committee took into account the material factors set forth above, in conjunction with the Frederick W. Cook & Company analysis. As part of its overall review of the Company's compensation program, the Compensation Committee set a seven year term for the stock options, consistent with the 2011 option grant.

Employee Benefits

Executive officers participate in other employee benefit plans generally available to all employees on the same terms, such as a 401(k) plan with a Company matching contribution. In addition, certain executive officers participate in a Supplemental Disability Plan. These plans are designed to enable us to attract and retain our workforce in a competitive marketplace.

Severance and Change-in-Control Arrangements

We believe that companies should provide reasonable severance benefits to executive officers due to the greater level of difficulty they face in finding comparable employment in a short period of time and greater risk of job loss or modification as a result of a change-in-control transaction than other employees. By reducing the risk of job loss or reduction in response, the change-in-control provision helps ensure that our executive officers support potential change-in-control transactions that may be in the best interests of our stockholders, even though the transaction may create uncertainty in their personal employment situation, and are necessary to ensure that our total employment package for them remains market competitive. Each named executive officer is entitled to receive severance benefits under the terms of his or her employment agreement upon either termination by us without cause or resignation by the executive for good reason. For details on our change of control severance plan, see "*Potential Post-Employment Payments Upon Termination or Change in Control*." We award severance payments in the event of a termination related to a change of control to ensure that each executive is focused on our best interests, even if that means working himself or herself out of a job.

Reasonableness of Compensation

After considering all components of the compensation paid to the named executive officers in respect of 2012 we considered the total compensation reasonable because:

- Management and the Company performed well in 2012 in executing against its strategic initiatives.
- The total compensation levels for the named executive officers are comparable with those of similarly situated executives in comparable companies.

Tax and Accounting Considerations

We generally seek to maximize the deductibility for tax purposes of all elements of compensation. For example, we have consistently issued nonqualified stock options that will result in a tax deduction to us upon exercise. Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to public corporations for compensation (other than qualified performance-based compensation) in excess of $1.0 million paid to our named executive officers (other than our Chief Financial Officer) in any fiscal year. Our 2012 Equity Plan permits our cash bonuses and stock options to qualify for exemption from the application of the provisions of Section 162(m). The Compensation Committee reviews compensation plans in light of applicable tax provisions, including Section 162(m), and may revise compensation plans from time to time to maximize deductibility. However, the Compensation Committee may approve compensation that does not qualify for deductibility when we deem it to be in our best interests (including grants of time-based restricted stock).

Summary Compensation Table For Fiscal Year 2012

The following table sets forth the cash and non-cash compensation paid by us or incurred on our behalf to our named executive officers during 2012, our last completed fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(7)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Scot W. Melland(4)	2012	525,000	—	1,143,675	571,812	478,000	8,750	2,727,237
Chairman, President &	2011	500,000	—	841,000	443,960	511,000	8,250	2,304,210
Chief Executive Officer	2010	497,923	—	182,400	536,892	936,300	8,250	2,161,765
Michael P. Durney(5)	2012	380,000	—	412,620	201,816	207,500	8,750	1,210,686
Executive Vice President,	2011	365,650	—	406,000	221,980	235,000	8,250	1,236,880
Industry Brands Group and	2010	365,691	—	121,600	357,928	410,900	8,250	1,264,369
Chief Financial Officer								
Bennett Smith(6)	2012	241,154	50,000	448,500	336,360	62,700	160,303	1,299,017
Chief Technology Officer								
James E. Bennett(8)	2012	270,300	—	493,350	179,392	105,576	—	1,048,618
Global Managing Director,								
eFinancialCareers								
Thomas M. Silver(9)	2012	305,000	12,370	367,770	179,392	97,000	8,750	970,282
Senior Vice President, Sales	2011	325,000	—	406,000	221,980	193,000	11,000	1,156,980
Dice.com and ClearanceJobs	2010	325,000	—	115,520	340,032	365,200	8,250	1,154,002
Brian P. Campbell	2012	294,734	—	188,370	89,696	94,000	8,750	675,550
Vice President Business and	2011	290,992	—	174,000	95,134	100,000	8,250	668,376
Legal Affairs, General	2010	282,920	—	48,640	143,171	185,400	8,250	668,381
Counsel and Secretary								

(1) Represents the aggregate grant date fair value of restricted stock or stock options granted during the year in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, Stock Compensation (disregarding any forfeiture assumptions). These amounts do not correspond to the actual value that may be realized by our named executive officers for these awards. See Note 12 to our consolidated financial statements and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock and Stock—Based Compensation*" included in our Annual Report on Form 10-K for the assumptions made in determining these values.

(2) Represents awards made pursuant to the Senior Bonus Plan (or eFC Plan, in the case of Mr. Bennett) and earned during the year indicated, although the awards were partially paid in the following year.

(3) This amount represents employer contributions to our 401(k) plan. For Mr. Smith, this amount includes relocation costs of $152,457 and employer contribution to our 401(k) plan of $7,846.

(4) Mr. Melland is also a member of our board of directors but does not receive any additional compensation for his services in this capacity.

(5) Mr. Durney's position changed in March 2013 from Senior Vice President, Finance and Chief Financial Officer to Executive Vice President, Industry Brands Group and Chief Financial Officer.

(6) Mr. Smith joined the Company in February 2012. His annual salary is $285,000.

(7) Mr. Smith received a sign-on bonus of $50,000 in February 2012. Mr. Silver received a sales bonus of $12,370.

(8) Mr. Bennett was not a named executive officer in fiscal 2010 or 2011. All compensation amounts for Mr. Bennett have been converted from British Pounds to U.S. dollars at an exchange rate of US$1.59 for each £1.

(9) Mr. Silver's title and responsibilities changed in September 2012 from Senior Vice President, North America to Senior Vice President, Sales for Dice.com and ClearanceJobs. Mr. Silver was no longer an executive officer as of December 31, 2012.

Grants of Plan-Based Awards For Fiscal Year 2012

The following table details grants to our named executive officers during 2012:

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock(#)(2)	All Other Option Awards: Number of Securities Underlying Options(#)(3)	Exercise Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards($)(4)
		Target Bonus Payments($)	Maximum Bonus Payments($)				
Scot W. Melland	2/27/2012				127,500	$ 8.97	571,812
	2/27/2012			127,500			1,143,675
		525,000	1,050,000				
Michael P. Durney	2/27/2012				45,000	$ 8.97	201,816
	2/27/2012			46,000			412,620
		228,000	456,000				
Bennett Smith	2/27/2012				75,000	$ 8.97	336,360
	2/27/2012			50,000			448,500
		72,346	144,692				
James E. Bennett	2/27/2012				40,000	$ 8.97	179,392
	2/27/2012			55,000			493,350
		135,150 (5)	270,300 (5)				
Thomas M. Silver	2/27/2012				40,000	$ 8.97	179,392
	2/27/2012			41,000			367,770
		159,500	319,000				
Brian P. Campbell	2/27/2012				20,000	$ 8.97	89,696
	2/27/2012			21,000			188,370
		103,157	206,314				

(1) For a description of the material terms of these awards, please see the "*Compensation Discussion and Analysis—Elements of Executive Compensation—Senior Bonus Plan*."

(2) The restricted stock vests 25% each year on the anniversary of the grant date, subject to continued employment.

(3) The options vest 25% on the first anniversary of the grant date and 6.25% vest quarterly thereafter, subject to continued employment.

(4) We estimated the fair value of restricted stock using the closing price of the Company's stock on the grant date in accordance with the FASB ASC Topic 718 Stock Compensation. We estimated the fair value of option awards on the grant date using the Black-Scholes option-pricing model and in accordance with the FASB ASC Topic 718 Stock Compensation. See Note 12 to our consolidated financial statements and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock and Stock—Based Compensation*" included in our Annual Report on Form 10-K for the assumptions made in determining these values.

(5) Converted from British Pounds to U.S. dollars at an exchange rate of US$1.59 for each £1.

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. Each agreement contains confidentiality provisions and a representation and warranty that performance of the executive's employment obligations under the agreement will not cause him or her to breach any non-disclosure agreement by which he or she is bound.

Scot W. Melland

Mr. Melland's employment agreement provides that Mr. Melland will continue to serve as our President and Chief Executive Officer until his employment is terminated by us or by Mr. Melland, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Melland is entitled to receive an annual base salary of $525,000 (as of January 2012), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 100% of his base salary, determined by the Compensation Committee and subject to the performance of both Mr. Melland and us. Mr. Melland participates in our long-term incentive plan, and all employee benefit plans including a 401 (k) plan. Mr. Melland is entitled to five weeks of vacation per year.

Michael P. Durney

The employment agreement for Mr. Durney, our Executive Vice President, Industry Brands Group and Chief Financial Officer, provides that Mr. Durney will continue to serve until his employment is terminated by us or by Mr. Durney, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us or to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Durney is entitled to receive an annual base salary of $380,000 (as of January 2012), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 60% of his base salary. Mr. Durney participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Durney is entitled to five weeks of vacation per year.

Bennett Smith

Mr. Smith's employment agreement provides that Mr. Smith will continue to serve as our Chief Technology Officer until his employment is terminated by us or by Mr. Smith, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Smith is entitled to receive an annual base salary of $285,000 (as of February 2012), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 30% of his base salary. Mr. Smith participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Smith is entitled to four weeks of vacation per year.

James E. Bennett

The employment agreement for Mr. Bennett, our Global Managing Director of eFinancialCareers, provides that Mr. Bennett will continue to serve until his employment is terminated by us or by Mr. Bennett, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us or to solicit employees during the term of his employment and for a period of nine months thereafter.

Mr. Bennett is entitled to receive an annual base salary of $270,300 (as converted from British Pounds to U.S. dollars at an exchange rate of US$1.59 for each £1) (as of January 2012), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 50% of his base salary. Mr. Bennett participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Bennett is entitled to four weeks of vacation per year.

Thomas M. Silver

The employment agreement for Mr. Silver, our Senior Vice President, Sales for Dice.com and ClearanceJobs, provides that Mr. Silver will continue to serve until his employment is terminated by us or by Mr. Silver, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of nine months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Silver is entitled to receive an annual base salary of $215,000 (as of September 2012), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 30% of his base salary. Mr. Silver participates in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Silver is entitled to five weeks of vacation per year.

Brian P. Campbell

Mr. Campbell's employment agreement provides that Mr. Campbell will continue to serve as our Vice President, Business and Legal Affairs and General Counsel until his employment is terminated by us or by Mr. Campbell, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The agreement contains a covenant not to engage in any business that competes with us during the term of his employment and for a period of 9 months thereafter, and a covenant not to solicit employees during the term of his employment and for a period of 12 months thereafter.

Mr. Campbell is entitled to receive an annual base salary of $300,000 (as of August 2012), and in accordance with the terms of his employment agreement, the Senior Bonus Plan and our benefit policies, is eligible for an annual discretionary target bonus of 35% of his base salary, determined by the Chief Financial Officer and the board, participation in our long-term incentive plan, and all employee benefit plans including a 401(k) plan. Mr. Campbell is entitled to five weeks of vacation per year.

Table of Contents

Outstanding Equity Awards at Fiscal Year-End 2012

Name	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Unexercisable (#)(1)	Option Exercise Price		Option Expiration Date		Stock Awards: Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	
Scot W. Melland	300,000	—	$ 6.65	(2)	2/12/15	(14)			
	934,265	—	$ 1.98	(3)	8/31/15				
	914,600	—	$ 0.20	(4)	8/31/15				
	281,250	18,750	$ 2.88	(5)	2/9/16	(14)			
	319,012	—	$ 6.49	(7)	1/31/17				
	144,375	65,625	$ 6.08	(10)	2/10/17	(14)	15,000	$ 137,700	(13)
	30,625	39,375	$ 14.50	(11)	3/3/18	(14)	43,500	$ 399,330	(15)
	—	127,500	$ 8.97	(12)	2/27/19	(14)	127,500	$ 1,170,450	(16)
Michael P. Durney	200,000	—	$ 6.65	(2)	2/12/15	(14)			
	374,274	—	$ 1.98	(3)	8/31/15				
	313,791	—	$ 0.20	(4)	8/31/15				
	187,500	12,500	$ 2.88	(5)	2/9/16	(14)			
	105,108	—	$ 6.49	(7)	1/31/17				
	96,250	43,750	$ 6.08	(10)	2/10/17	(14)	10,000	$ 91,800	(13)
	15,312	19,688	$ 14.50	(11)	3/3/18	(14)	21,000	$ 192,780	(15)
	—	45,000	$ 8.97	(12)	2/27/19	(14)	46,000	$ 422,280	(16)
Bennett Smith	—	75,000	$ 8.97	(12)	2/27/19	(14)	50,000	$ 459,000	(16)
James E. Bennett	80,000	—	$ 6.65	(2)	2/12/15	(14)			
	35,000	5,000	$ 2.88	(5)	2/9/16	(14)			
	15,000	7,500	$ 4.03	(8)	7/13/16	(14)			
	90,000	—	$ 4.19	(9)	11/1/16				
	38,500	17,500	$ 6.08	(10)	2/10/17	(14)	4,000	$ 36,720	(13)
	8,750	11,250	$ 14.50	(11)	3/3/18	(14)	20,250	$ 185,895	(15)
	—	40,000	$ 8.97	(12)	2/27/19	(14)	55,000	$ 504,900	(16)
Thomas M. Silver	110,000	—	$ 6.65	(2)	2/12/15	(14)			
	198,065	—	$ 1.98	(3)	8/31/15				
	121,875	8,125	$ 2.88	(5)	2/9/16	(14)			
	45,000	15,000	$ 6.09	(6)	10/2/16	(14)			
	105,108	—	$ 6.49	(7)	1/31/17				
	91,437	41,563	$ 6.08	(10)	2/10/17	(14)	9,500	$ 87,210	(13)
	15,312	19,688	$ 14.50	(11)	3/3/18	(14)	21,000	$ 192,780	(15)
	—	40,000	$ 8.97	(12)	2/27/19	(14)	41,000	$ 376,380	(16)
Brian P. Campbell	80,000	—	$ 6.65	(2)	2/12/15	(14)			
	39,522	—	$ 1.98	(3)	8/31/15				
	40,538	—	$ 0.20	(4)	8/31/15				
	75,000	5,000	$ 2.88	(5)	2/9/16	(14)			
	16,135	—	$ 6.49	(7)	1/31/17				
	38,500	17,500	$ 6.08	(10)	2/10/17	(14)	4,000	$ 36,720	(13)
	6,562	8,438	$ 14.50	(11)	3/3/18	(14)	9,000	$ 82,620	(15)
	—	20,000	$ 8.97	(12)	2/27/19	(14)	21,000	$ 192,780	(16)

(1) If Mr. Melland's employment is terminated by us without cause prior to a change of control, 25% of his then unvested equity awards will become immediately vested and exercisable. If Mr. Melland's employment is terminated at any time following a change of control, all of his outstanding equity awards will immediately become vested and exercisable. If Mr. Durney's employment is terminated by us without cause prior to a change of control, all of his then unvested equity awards will immediately become vested and exercisable. If Mr. Smith's employment is terminated by us without cause prior to a change in control, 25% of his then unvested equity awards will immediately become vested and exercisable. If Mr. Silver's employment is terminated by us without cause prior to a change in control, 25% of his then unvested equity awards will immediately become vested and exercisable. If Messrs. Durney, Smith, Bennett, Campbell or Silver is terminated within 12 months following a change of control, all of their outstanding equity awards will immediately become vested and exercisable.

(2) Under the agreements pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, February 12, 2008, and in installments of 6.25% quarterly thereafter.

(3) On October 27, 2006, the option exercise price was adjusted from $2.17 (as stated in the Nonqualified Stock Option Agreement entered into by each of our named executive officers) to $1.98 to reflect a non-recurring dividend to our preferred stockholders of $0.22 per share.

(4) On March 23, 2007, the option exercise price on the then unvested options was further reduced from $1.98 to $0.20 to reflect a non-recurring dividend to our stockholders of $1.95 per share. In lieu of a dividend, each holder of vested options received a payment of $1.95 per vested option.

(5) Under the agreements pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, February 9, 2009, and in installments of 6.25% quarterly thereafter.

(6) Under the agreement pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, October 2, 2009, and in installments of 6.25% quarterly thereafter.

(7) Under the agreements pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, January 31, 2007, and in installments of 6.25% quarterly thereafter.

(8) Under the agreement pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, July 13, 2009, and in installments of 6.25% quarterly thereafter.

(9) Under the agreement with Mr. Bennett pursuant to which these options were granted, 25% of the total options granted are exercisable on the first anniversary of the vesting commencement date, November 1, 2006, and in installments of 6.25% quarterly thereafter. On March 23, 2007, the option exercise price on the then unvested options was reduced from $5.97 to $4.19 to reflect a non-recurring dividend to our stockholders of $1.95 per share.

(10) Under the agreement pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, February 10, 2010, and in installments of 6.25% quarterly thereafter.

(11) Under the agreement pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, March 3, 2011, and in installments of 6.25% quarterly thereafter.

(12) Under the agreement pursuant to which these options were granted, 25% of the options granted are exercisable on the first anniversary of the vesting commencement date, February 27, 2012, and in installments of 6.25% quarterly thereafter.

(13) Under the agreement pursuant to which the restricted stock was granted, 25% of the stock granted vests on each anniversary date of the vesting commencement date, February 10, 2010, until fully vested on the fourth anniversary of the vesting commencement date.

(14) The options granted on February 12, 2008 and thereafter have a term of seven years. Prior grants had a term of ten years.

(15) Under the agreement pursuant to which the restricted stock was granted, 25% of the stock granted vests on each anniversary date of the vesting commencement date, March 3, 2011, until fully vested on the fourth anniversary of the vesting commencement date.

(16) Under the agreement pursuant to which the restricted stock was granted, 25% of the stock granted vests on each anniversary date of the vesting commencement date, February 27, 2012, until fully vested on the fourth anniversary of the vesting commencement date.

Option Exercises and Stock Vested During Fiscal Year-End 2012

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#) (1)**	**Value Realized on Vesting ($) (2)**
Scot W. Melland	45,400	471,752	22,000	198,028
Michael P. Durney	30,000	309,068	12,000	107,765
Bennett Smith	—	—	—	—
James E. Bennett	—	—	8,750	79,031
Thomas M. Silver	240,000	2,283,041	11,750	105,560
Brian P. Campbell	20,000	197,655	5,000	44,925

(1) These stock awards vested on February 10, 2012, the second anniversary of their February 10, 2010 grant date, and March 3, 2012, the first anniversary of their March 3, 2011 grant date. The executive officers continue to retain ownership of the vested shares (less the number of shares held back to pay withholding taxes).

(2) The value realized on vesting is based on the market price of the Company's common stock on the vesting date.

Potential Post-Employment Payments Upon Termination or Change-in-Control

Employment Agreements for Messrs. Melland, Durney, Smith, Bennett, Campbell and Silver

The employment of each named executive officer may be terminated by us or by the executive at any time, with or without cause, subject to the provisions of his or her employment agreement. Each named executive officer is entitled to receive severance benefits pursuant to the terms of his or her employment agreement upon either termination by us without cause or resignation by the executive for good reason. A named executive officer is not eligible for benefits if his or her termination is due to death or permanent disability.

A termination for "good reason" includes any of the following company actions:

- a diminution in the executive's responsibilities, title, duties and reporting lines compared to those existing immediately prior to a change of control;
- a reduction in the executive's salary, incentive compensation and other employee benefits compared to those existing immediately prior to a change of control;
- relocation of the executive to an office more than 40 miles from the executive's principal office immediately prior to a change of control;
- breach by us of the executive's employment agreement; or
- failure of any successor to assume, in writing, all obligations under the executive's employment agreement.

A termination for "cause" includes any of the following actions by the executive: embezzlement; misappropriation of our funds; conviction of a felony; any act of fraud, deceit, or dishonesty causing us material economic harm; material breach of the executive's employment agreement; willful failure to substantially perform his or her duties; willful breach of fiduciary duty to us involving personal profit; significant violation of our policies or other contractual, statutory or common law duties to us.

A "change of control" for these purposes consists of any of the following:

- an acquisition of more than 50% of our voting securities (other than acquisitions from or by us);
- any stockholder-approved transfer or disposition of all or substantially all of our assets;
- any plan of liquidation providing for the distribution of all or substantially all of our assets;
- the consummation of a reorganization, merger or consolidation or sale or disposition of all or substantially all our assets or the acquisition of assets or stock of another corporation or other business combination, unless following such business combination (1) all or substantially all of the beneficial owners of our securities before the business combination beneficially own more than 60% of the voting securities of the resulting corporation in substantially the same proportions as their ownership before the transaction; (2) no person owns 20% or more of the voting securities of the resulting corporation except to the extent that such ownership existed before the business combination; and (3) the members of our board of directors prior to such business combination constitute at least a majority of the board of directors of the resulting corporation; or
- a change in the composition of our board over a period of 36 months or less such that a majority of the board members cease to be continuing directors.

Under each named executive officer's employment agreement, the executive may become entitled to certain "Severance Payments" upon termination of employment without cause or by the employee for good reason after a change in control. These Severance Payments are described more specifically below, but generally include a lump sum payment tied to salary and bonus level and accelerated vesting of equity. In the event that any Severance Payments would be subject to the excise tax imposed by Section 4999 of the Code, we will "gross up," on an after-tax basis, the executive officer's compensation so as to put him in the same after-tax position he would have enjoyed had the Section 4999 excise tax not applied to the Severance Payments. These make-whole provisions include certain computational assumptions and conventions, for example: (1) any other payments or benefits received in connection with a change in ownership or control will be treated as parachute payments, and all excess parachute payments are treated as subject to the excise tax, both as defined by Section 280G of the Code, and (2) the amount of the severance payments which will be treated as subject to the excise tax will be the lesser of the total amount of the severance payments or the amount of the excess parachute payments.

Upon any termination, each named executive officer, his or her spouse and eligible dependents will be entitled to continued medical and dental benefits at active-employee rates for a period of 12 months following termination, and such benefits will not be reduced by benefits obtained from a subsequent employer.

Any named executive officer who voluntarily resigns for any reason other than good reason during the 12 month period following a change of control, will not be entitled to any severance payment or acceleration of the vesting of any unvested stock options.

Equity Award Provisions

According to the terms of our 2005 Omnibus Stock Plan, our 2007 Equity Award Plan and our 2012 Equity Award Plan, if a named executive officer's employment is terminated due to their death or disability or for any other reason except by us for cause, the unvested portion of their equity awards will expire on the date they are terminated. The vested portion of stock option awards will remain exercisable until the earlier of either the expiration of the option period or 12 months after such termination in the case of termination due to death or disability, or 90 days after any other termination other than termination by us for cause.

If we terminate any named executive officer's employment for cause, both the unvested equity awards and vested portions of the stock options will terminate on the same date their employment is terminated.

The treatment of equity awards after termination of an executive officer's employment by us with or without regard to whether a change-in-control has occurred is described below for each executive.

Scot W. Melland

If Mr. Melland's employment is terminated by us without cause prior to a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and accelerated vesting of 25% of his then unvested stock awards.

If Mr. Melland's employment is terminated following a change of control, either by us without cause or by him for good reason, he will be entitled to a lump sum severance payment of 117% of the sum of (i) his then current annual salary plus (ii) his then current target bonus, and all of his outstanding stock awards will immediately become vested and exercisable.

Mr. Melland will be entitled to an additional lump sum payment equal to 50% of his then current annual salary if, within 60 days after any termination, he enters into a written separation agreement containing a covenant not to engage in any business that competes with us, solicit our employees, or disparage us for a period of 18 months following such termination. Mr. Melland will also be entitled to this lump sum payment if we do not negotiate such a separation agreement with him within 60 days following his termination.

In accordance with the terms of the employment agreement entered into by Mr. Melland, the stock options granted to him will immediately become fully vested and exercisable on the date of any change of control and will remain exercisable until expiration of the relevant option periods.

Michael P. Durney

If Mr. Durney's employment is terminated by us without cause prior to a change of control, we will provide him with a severance payment in an amount equal to his then current annual salary, provided he executes and delivers a release form prepared by us. In the event of such termination, all of Mr. Durney's outstanding stock awards will immediately become vested.

26

If Mr. Durney's employment is terminated either by us without cause or by him for good reason within 12 months following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus (or, if higher, the amount of bonus attributable to a calendar year's service paid to the executive immediately prior to the change of control), and all outstanding stock awards will immediately become vested and exercisable.

Bennett Smith

If Mr. Smith's employment is terminated by us without cause prior to a change of control, he will be entitled to a lump sum severance payment of one times his then current annual base salary and accelerated vesting of 25% of his then unvested stock awards.

If Mr. Smith's employment is terminated either by us without cause or by him for good reason within 12 months following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and all outstanding stock awards will immediately become vested and exercisable.

James E. Bennett

If Mr. Bennett's employment is terminated by us because Mr. Bennett is unable to perform his duties as a result of ill health or injury, he will be entitled, for so long as his employment continues, to his salary during any period of incapacity of not more than 30 days in any period of 52 consecutive weeks. Mr. Bennett is entitled to a six-month notice period upon a termination by the Company, during which time he will continue to receive base salary and other benefits.

If Mr. Bennett's employment is terminated either by us without cause or by him for good reason following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and all outstanding stock awards will immediately become vested.

Thomas M. Silver

If Mr. Silver's employment is terminated by us without cause prior to a change of control, he will be entitled to a lump sum severance payment of one times his then current annual base salary and accelerated vesting of 25% of his then unvested stock awards.

If Mr. Silver's employment is terminated either by us without cause or by him for good reason following a change of control, he will be entitled to a lump sum severance payment of one times the sum of his then current annual salary plus his then current target bonus, and all outstanding stock awards will immediately become vested.

Brian P. Campbell

If Mr. Campbell's employment is terminated by us without cause before a change of control, he will be entitled to a lump sum severance payment of 75% of his then current annual salary.

If Mr. Campbell's employment is terminated either by us without cause or by him for good reason within 12 months following a change of control, he will be entitled to receive a lump sum severance payment equal to one times his then current annual salary plus the amount of his most recently paid regular annual bonus, excluding special bonuses (or, if higher, the amount of bonus attributable to a calendar year's service paid to him immediately prior to the change of control), and all outstanding stock awards will immediately become vested and exercisable.

Termination Payments

The following table sets forth the payments each of our named executive officers would have received if their employment had been terminated by us without cause on December 31, 2012 and there was no change of control.

Name	Benefit	Amount Payable for Termination Without Cause
Scot W. Melland	Cash Severance	$ 1,050,000
	Medical and Dental Benefits	16,633
	*Option Acceleration Value	87,084
	**Restricted Stock Acceleration Value	426,870
	Entry into a Separation Agreement with us	262,500
Michael P. Durney	Cash Severance	380,000
	Medical and Dental Benefits	10,086
	*Option Acceleration Value	223,825
	**Restricted Stock Acceleration Value	706,860
Bennett Smith	Cash Severance	285,000
	Medical and Dental Benefits	9,777
	*Option Acceleration Value	3,937
	**Restricted Stock Acceleration Value	114,750
James E. Bennett(1)	Cash Severance	135,150
	Medical and Dental Benefits	1,712
Thomas M. Silver	Cash Severance	214,994
	Medical and Dental Benefits	16,633
	*Option Acceleration Value	58,696
	**Restricted Stock Acceleration Value	164,093
Brian P. Campbell	Cash Severance	225,000
	Medical and Dental Benefits	16,633

*   Option acceleration values reflect the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock as of December 31, 2012 less the exercise price as determined under the applicable equity plan) at the assumed payment date, which is December 31, 2012. Under the 2005 Omnibus Stock Plan, the exercise price is equal to the average of the highest and lowest sale prices of the stock on the date prior to the date of determination. Under the 2007 Equity Award Plan and the 2012 Equity Award Plan, the exercise price is equal to the closing price of the stock on the date of determination.

**   Restricted stock acceleration values reflect the value of the non-vested shares equal to their fair value of the underlying stock as of December 31, 2012.

(1)   All amounts for Mr. Bennett have been converted from British Pounds to U.S. dollars at an exchange rate of US$1.59 for each £1.

Change of Control Termination

The following table sets forth the payments each of our named executive officers would have received if, following a change of control, their employment had been terminated by us without cause, or by them for good reason on December 31, 2012.

Name	Benefit	Amount Payable for Termination Without Cause or for Good Reason
Scot W. Melland	Cash Severance	$ 1,228,500
	Medical and Dental Benefits	16,633
	*Option Acceleration Value	348,338
	**Restricted Stock Acceleration Value	1,707,480
	Entry into a Separation Agreement with us	262,500
Michael P. Durney	Cash Severance	615,000
	Medical and Dental Benefits	10,086
	*Option Acceleration Value	223,825
	**Restricted Stock Acceleration Value	706,860
Bennett Smith	Cash Severance	357,346
	Medical and Dental Benefits	9,777
	*Option Acceleration Value	15,750
	**Restricted Stock Acceleration Value	459,000
James E. Bennett(1)	Cash Severance	405,450
	Medical and Dental Benefits	1,712
	*Option Acceleration Value	132,775
	**Restricted Stock Acceleration Value	727,515
Thomas M. Silver	Cash Severance	374,494
	Medical and Dental Benefits	16,633
	*Option Acceleration Value	234,783
	**Restricted Stock Acceleration Value	656,370
Brian P. Campbell	Cash Severance	403,157
	Medical and Dental Benefits	16,633
	*Option Acceleration Value	89,950
	**Restricted Stock Acceleration Value	312,120

*   Option acceleration values reflect the cash-out value of the non-vested options equal to their spread (fair value of the underlying stock as of December 31, 2012 less the exercise price as determined under the applicable equity plan) at the assumed payment date, which is December 31, 2012. Under the 2005 Omnibus Stock Plan, the exercise price is equal to the average of the highest and lowest sale prices of the stock on the date prior to the date of determination. Under the 2007 Equity Award Plan and the 2012 Equity Award Plan, the exercise price is equal to the closing price of the stock on the date of determination.

**   Restricted stock acceleration values reflect the value of the non-vested shares equal to their fair value of the underlying stock as of December 31, 2012.

(1)   All amounts for Mr. Bennett have been converted from British Pounds to U.S. dollars at an exchange rate of US$1.59 for each £1.

Board Compensation

Under the Company's Corporate Governance Guidelines, non-employee director compensation is determined by the Compensation Committee in accordance with the policies and principles set forth in its charter. Directors who are also employees of the Company receive no additional compensation for service as a director.

The Company pays its independent directors an annual fee of $30,000 for service on the board and one committee. An additional $5,000 is paid if the director serves on two committees. Mr. Wyman receives an additional $7,500 per year as chairman of our Compensation Committee and member of our Audit Committee. Mr. Barter receives an additional $15,000 per year as chairman of our Audit Committee. Mr. Gordon joined a second committee in February 2012 and received an additional $5,000, which was pro rated over the year.

Restricted stock of 10,600 shares each were issued to Messrs. Barter, Gordon and Wyman in April 2012 for their service on the board. Ms. Sheikholeslami was issued 10,000 shares upon her appointment in September 2012. The restriction is lifted one year after issuance of the stock if they are still serving on the board. We estimated the fair value of the award on the grant date using the value of the Company's stock on the date of the grant.

Director Compensation Table for Fiscal 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Scot W. Melland(2)	$ —	$ —	$ —
John W. Barter	45,000	100,276	145,276
H. Raymond Bingham(3)	—	—	—
Peter R. Ezersky (3)	—	—	—
David S. Gordon	34,167	100,276	134,443
David C. Hodgson(3)	—	—	—
William W. Wyman	37,500	100,276	137,776
Golnar Sheikholeslami	7,500	83,300	90,800

(1) Represents the aggregate grant date fair value of restricted stock granted during the year in accordance with the FASB ASC Topic 718, Stock Compensation. See Note 12 to our consolidated financial statements and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock and Stock-Based Compensation*" in our Annual Report on Form 10-K for the assumption made in determining these values. On December 31, 2012, each of Messrs. Barter, Gordon and Wyman had 10,600 shares of restricted stock outstanding and Ms. Sheikholeslami had 10,000 shares of restricted stock outstanding. On December 31, 2012, Mr. Wyman held options to purchase 60,000 shares of common stock at an exercise price of $4.19, all of which were vested. On December 31, 2012, Mr. Barter held options to purchase 42,094 shares of common stock at an exercise price of $7.11, all of which were vested. On December 31, 2012, Mr. Gordon held options to purchase 70,000 shares of common stock at an exercise price of $8.09, all of which were vested. No other non-employee director had any shares of restricted stock outstanding and no other non-employee director had any outstanding stock options.

(2) Mr. Melland is also an executive officer of our company. He does not receive an additional compensation for his services as a board member.

(3) None of Messrs. Bingham, Ezersky, or Hodgson receives or have received any compensation for their service as members of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The table below sets forth, as of March 31, 2013, information with respect to the beneficial ownership of our Common Stock by:

- each of our directors and each of the executive officers named in the Summary Compensation Table under "Executive Compensation";
- each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and
- all of our directors and executive officers as a group.

The amounts and percentages of Common Stock beneficially owned are reported on the basis of the regulations of the Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Name and Address of Beneficial Owners	Shares of Common Stock Beneficially Owned	
	Number of Shares	Percentage of Class
5% Stockholders		
General Atlantic Partners 79, L.P.(1)(2)	5,508,455	9.5%
General Atlantic Partners 84, L.P.(1)(2)	523,196	*
GAP Coinvestments CDA, L.P.(1)(2)	1,145	*
GapStar, LLC(1)(2)	148,939	*
GAP- W, Holdings, L.P.(1)(2)	1,785,101	3.1%
GAP Coinvestments III, LLC(1)(2)	465,563	*
GAP Coinvestments IV, LLC(1)(2)	107,928	*
GAPCO GmbH& Co., KG(1)(2)	13,498	*
Quadrangle Capital Partners II LP(2)(3)	7,577,991	13.1%
Quadrangle Select Partners II LP(2)(3)	202,724	*
Quadrangle Capital Partners II-A LP(2)(3)	902,946	1.6%
The Vanguard Group(4)	2,981,898	5.1%
BlackRock, Inc.(5)	3,431,716	5.9%
Kornitzer Capital Management, Inc.(6)	3,792,025	6.5%
Sterling Capital Management LLC(7)	3,796,687	6.5%
Directors and Executive Officers		
Scot W. Melland(8)(9)	3,440,139	5.6%
Michael P. Durney(8)(10)	1,594,677	2.7%
Bennett Smith(8)(11)	88,150	*
James E. Bennett(8)(12)	391,041	*
Thomas M. Silver(8)(13)	427,140	*
Brian P. Campbell(8)(14)	276,854	*
John W. Barter(8)(15)	80,694	*
H. Raymond Bingham(1)(16)	8,553,825	14.7%
Peter R. Ezersky(17)	8,683,661	15.0%
David S. Gordon(8)(18)	296,742	*
David C. Hodgson(1)(16)	8,553,825	14.7%
William W. Wyman(8)(19)	90,600	*
Golnar Sheikholeslami(8)(20)	10,000	*
All current directors and executive officers as a group (15 persons)(21)	33,775,754	52.8%

*   Less than 1%

(1) General Atlantic LLC ("General Atlantic") is the general partner of each of General Atlantic GenPar, L.P. ("GA GenPar"), General Atlantic Partners 79, L.P. ("GAP 79"), and GAP Coinvestments CDA, L.P. ("CDA"). GA GenPar is the general partner of General Atlantic Partners 84, L.P. and GAP-W Holdings, L.P. ("GAP-W"). The officers of GapStar, LLC ("GapStar") and managing members of GAP Coinvestments III, LLC ("GAPCO III") and GAP Coinvestments IV, LLC ("GAPCO IV") are managing directors of General Atlantic. GAPCO Management GmbH ("GmbH Management") is the general partner of GAPCO GmbH & Co. KG ("KG" and, together with GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV and GmbH Management, the "General Atlantic Stockholders"). There are 29 managing directors of GA (the "GA Managing Directors"). General Atlantic, GA GenPar, GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV, GmbH Management and KG and are a "group," as defined in Rule 13d-5 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be deemed to own beneficially any aggregate of 8,553,825 shares of the Common Stock, which represents approximately 14.7% of the outstanding shares of Common Stock. David C. Hodgson is a GA Managing Director. Mr. Hodgson disclaims beneficial ownership of such shares beneficially owned by the General Atlantic Stockholders except to the extent of his pecuniary interest therein. H. Raymond Bingham is a GA Advisory Director. Mr. Bingham disclaims beneficial ownership of such shares beneficially owned by the General Atlantic Stockholders except to the extent of his pecuniary interest therein. Investment entities affiliated with General Atlantic have a minority ownership position in two entities that have broker-dealer subsidiaries: Pierpont Securities Holdings LLC ("Pierpont") and Getco Holding Company, LLC ("Getco"). Pierpont has one wholly-owned broker-dealer subsidiary, Pierpont Securities LLC, and Getco has three wholly-owned broker-dealer subsidiaries, CTEG, LLC, Getco Execution Services, LLC and Getco Securities, LLC. Each of the General Atlantic Stockholders acquired its shares in the ordinary course of business and at the time of the acquisition of such shares did not have any arrangements or understandings with any person to distribute the securities. The mailing address for the General Atlantic Stockholders (other than KG and GmbH Management) is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830. The mailing address for KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.

(2) Given the terms of the Institutional Shareholder Agreement (as described under "*Certain Relationships and Related Person Transactions—Stockholder Agreement*"), the General Atlantic Stockholders and the Quadrangle Stockholders (as defined below) may be deemed to constitute a "group" that, as of the date set forth above, collectively beneficially owns approximately 17,237,486 shares of common stock, or 29.7% of the Company's total number of shares of common stock outstanding for purposes of Section 13(d)(3) of the Exchange Act. Each of the General Atlantic Stockholders and the Quadrangle Stockholders disclaims beneficial ownership of the shares of common stock beneficially owned by the other parties to the Institutional Shareholder Agreement.

(3) QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the "Quadrangle Stockholders" and, together with Quadrangle GP Investors II LP, the "Quadrangle Entities"). QCP GP Investors II LLC disclaims beneficial ownership of the shares of common stock that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Quadrangle Entities. One of the members of the investment committee of QCP GP Investors II LLC is Peter R. Ezersky, who is a member of our board of directors. Each of Mr. Ezersky and the other members of the investment committee of QCP GP Investors II LLC disclaim ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. The mailing address for the Quadrangle Shareholders is 375 Park Avenue, New York, NY 10152.

(4) Based solely on a Schedule 13G filed with the SEC on February 7, 2013. The Vanguard Group ("Vanguard"), 100 Vanguard Blvd., Malvern, Pennsylvania 19355, is the beneficial owner of 2,911,328 shares of the Common Stock. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 70,570 shares or .11% of the Common Stock outstanding of the Company as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 2,500 shares or .00% of the Common Stock outstanding of the Company as a result of its serving as investment manager of Australian investment offerings.

(5) Based solely on a Schedule 13G filed with the SEC on January 30, 2013. BlackRock, Inc. is the beneficial owner of 3,431,716 shares of the Common Stock. The business address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(6) Based solely on a Schedule 13G filed with the SEC on January 24, 2013. Kornitzer Capital Management, Inc. ("KCM") is an investment adviser with respect to the shares of Common Stock for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock. KCM has (i) sole power to vote or direct the vote of all of the shares, (ii) sole power to dispose or

direct the disposition of 3,663,625 of the shares and (iii) shared power to dispose or direct the disposition of 128,400 of the shares. The business address for KCM is 5420 West 61st Place, Shawnee Mission, KS 66205.

(7) Based solely on a Schedule 13G filed with the SEC on February 1, 2013. Sterling Capital Management LLC ("Sterling"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,796,687 shares of the Common Stock. The business address for Sterling is Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211.

(8) Such person's business address is c/o Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, NY 10018.

(9) This amount includes options to purchase 3,013,346 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 212,125.

(10) This amount includes options to purchase 1,338,486 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 103,500.

(11) This amount includes options to purchase 23,438 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 57,500.

(12) This amount includes options to purchase 298,000 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 76,750.

(13) This amount includes options to purchase 377,486 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 60,500.

(14) This amount includes options to purchase 215,445 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 38,750.

(15) This amount includes options to purchase 42,094 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 10,600.

(16) Such person's business address is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830.

(17) Mr. Ezersky is on the investment committee of QCP GP Investors II LLC, which is the general partner of Quadrangle GP Investors II LP. Quadrangle GP Investors II LP is the general partner of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP, and Mr. Ezersky may therefore be deemed to share beneficial ownership of 8,683,661 shares of Common Stock owned by the Quadrangle Entities. Mr. Ezersky expressly disclaims beneficial ownership of the shares owned by the Quadrangle Entities or any of their affiliates. Mr. Ezersky's business address is c/o Quadrangle Group LLC, 375 Park Avenue, New York, NY 10152.

(18) This amount includes options to purchase 70,000 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 10,600.

(19) This amount includes options to purchase 60,000 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days and includes unvested restricted shares of 10,600.

(20) This amount includes unvested restricted shares of 10,000.

(21) This amount includes (a) options to purchase 5,947,973 shares of Common Stock that are vested and exercisable or will become vested and exercisable within 60 days, (b) 8,553,825 shares owned by the General Atlantic Stockholders, which may be deemed to be beneficially owned by Messrs. Hodgson and Bingham and (c) 8,683,661 shares owned by the Quadrangle Stockholders, which may be deemed to be beneficially owned by Mr. Ezersky. See also footnotes (1), (2), (3) and (15) above.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the Commission and written representations that no other reports were required, we believe that all of our directors, executive officers and beneficial owners of more than 10% of our Common Stock complied during fiscal 2012 with the reporting requirements of Section 16(a) of the Exchange Act, with the exception of the following individuals who, due to administrative error, filed late reports: James E. Bennett - three late reports relating to three transactions; Brian P. Campbell - two late reports relating to two transactions; Bennett Smith - two late reports relating to two transactions; Scot W. Melland - two late reports relating to two transactions; and John Benson - one late report relating to one transaction.

ITEMS TO BE VOTED ON

Proposal 1: Election of Directors

The current term of office of the Company's Class III Directors expires at the 2013 Annual Meeting. The Board proposes that the following nominees, all of whom are currently serving as directors, be re-elected for a new term of three years or until their successors are duly elected and qualified. Each of the nominees has consented to serve if elected. If any of them becomes unavailable to serve as a director before the Annual Meeting, the board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee designated by the board. See "*Directors and Corporate Governance—Board Structure—Composition of our Board of Directors*," for a full biography of each nominee.

> John W. Barter
> Scot W. Melland

Directors are elected by a plurality of the votes cast at the Annual Meeting by the holders of shares present in person or represented by proxy at the meeting and entitled to vote in the election. Our Principal Stockholders control approximately 29.7% of the vote for the election of the Class III Directors. As a result of its shareholdings, the Principal Stockholders have the ability to significantly influence the election of the Class III Directors. The Company expects the Principal Stockholders will vote **FOR** the approval of the nominees for the Class III Directors.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE PERSONS NOMINATED BY THE BOARD.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013. Services provided to the Company and its subsidiaries by Deloitte & Touche LLP in fiscal 2012 are described below under "*Principal Accounting Fees and Services*."

Deloitte & Touche LLP, an independent registered public accounting firm, has served as the Company's auditors since the Company's incorporation in 2005. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders.

Stockholder approval is not required for the selection of Deloitte & Touche LLP since the Audit Committee has the responsibility for the selection of auditors. However, the selection is being submitted for approval at the Annual Meeting. In the event the stockholders do not ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm for fiscal 2013, the selection will be reconsidered by the Audit Committee and the board. Even if the selection of Deloitte & Touche LLP is ratified by our stockholders, the Audit Committee, in its discretion, may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

The affirmative vote of a majority in voting power of shares of Common Stock present in person or represented by proxy and entitled to vote is needed to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm. Our Principal Stockholders control approximately 29.7% of the vote for the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm. As a result of their shareholdings, the Principal Stockholders have the ability to significantly influence the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013. The Company expects the Principal Stockholders will vote **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2013.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2013.

Policy for Approval of Audit and Permitted Non-Audit Services

The Audit Committee has adopted a policy governing the pre-approval by the Audit Committee of all services, audit and non-audit, to be provided to the Company by its independent registered public accounting firm. Under the policy, the Audit Committee has generally pre-approved the provision by the Company's independent registered public accounting firm of specific audit, audit related, tax and other non-audit services, subject to the fee limits established from time to time by the Audit Committee, as being consistent with auditor independence.

Principal Accounting Fees and Services

The firm of Deloitte & Touche LLP and the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") conducted the 2012 and 2011 audits of the Company's financial statements. Fees billed by the Deloitte Entities to the Company for services provided during the 2012 and 2011 fiscal years were as follows:

	Fiscal 2012	Fiscal 2011
Audit fees(1)	$ 494,887	$ 443,470
Audit-related fees(2)	—	35,100
Tax fees(3)	31,185	112,365
Total fees for services provided	$ 526,072	$ 590,935

(1) Audit fees are fees billed by the Deloitte Entities for professional services for the audit of the Company's annual financial statements and the audit of internal control over financial reporting. Audit fees also include fees billed for professional services for the review of financial statements included in the Company's quarterly reports on Form 10-Q and for services that are normally provided by the Deloitte Entities in connection with statutory and regulatory filings or engagements.

(2) Audit related fees are fees billed by the Deloitte Entities for assurance and related services that are related to the performance of the audit or review of the Company's financial statements and are not reported as audit fees in (1) above. These services include services related to the Company's filing of a registration statement and secondary offering of common stock.

(3) Tax fees are fees billed by the Deloitte Entities for tax consulting and compliance services and tax acquisition and tax due diligence services.

Proposal 3: Advisory Approval of the Company's Executive Compensation

We are committed to strong corporate governance. As part of this commitment, and in compliance with Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")) and the related rules of the SEC, we are submitting to our stockholders for approval a non-binding resolution to ratify named executive officer compensation, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement. We believe that both we and our stockholders benefit from responsive corporate governance policies and constructive and consistent dialogue. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. This proposal gives our stockholders the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"RESOLVED, that the shareholders approve, on an advisory basis, the Company's named executive officer compensation, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in the Proxy Statement for this meeting."

In considering your vote, you are encouraged to read "Executive Compensation," the accompanying compensation tables, and the related narrative disclosure. Because your vote is advisory, it will not be binding on the Board of Directors. However, the Board of Directors and the Compensation Committee expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THIS PROPOSAL

Other Matters

As of the mailing date of this proxy statement, the board of directors is not aware of any matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders that may properly be presented at the Annual Meeting. However, if any other matter is properly presented at the Annual Meeting, the proxy holders will vote as recommended by the board or, if no recommendation is given, in their own discretion.

OTHER PROCEDURAL MATTERS

Electronic Delivery of Proxy Materials and Annual Report

This proxy statement and the Company's Annual Report on Form 10-K are available on the Investor Relations section of the Company's website at www.investor.diceholdingsinc.com. You can save the Company the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve environmental resources by consenting to access these documents over the Internet. If you consent, you will receive notice next year when these documents are available with instructions on how to view them and submit voting instructions. If you are a stockholder of record, you may sign up for this service by checking the appropriate box on the accompanying proxy card. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic access of materials. Your consent to electronic access will remain in effect until you revoke it. If you choose electronic access, you may incur costs, such as telephone and Internet access charges, for which you will be responsible.

Reduce Duplicate Mailings—Householding

In accordance with notices to many stockholders who hold their shares through a bank, broker or other holder of record (a "street name stockholder") and share a single address, only one annual report and proxy statement is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, known as "householding," is intended to reduce the Company's printing and postage costs. However, any such street name stockholder residing at the same address who wishes to receive a separate copy of this proxy statement or accompanying annual report may request a copy by contacting the bank, broker or other holder of record or the Company at: Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, New York 10018 Attention: Investor Relations, or by calling Investor Relations at (212) 448-4181.

Proxy Solicitation Costs

The proxies being solicited under this proxy statement are being solicited by the board of directors of the Company. All expenses of this solicitation will be borne by the Company.

Directors, officers and other employees of the Company may, but without compensation other than their regular compensation and reimbursement of reasonable out-of-pocket expenses, solicit proxies by further mailing or personal conversations, or by telephone, telex, facsimile or electronic means. We will, upon request, reimburse brokers, fiduciaries, custodians and other nominees for their reasonable expenses in forwarding solicitation material to the beneficial owners of our Common Stock held in their names.

Stockholder Communications

Stockholders and interested parties may contact any of the Company's directors, including the Chairman, the non-management directors as a group, the chairs of any committee of the board of directors or any committee of the board of directors by writing them as follows:

> [Name(s)/Title(s)]
> c/o Corporate Secretary
> Dice Holdings, Inc.
> 1040 Avenue of the Americas, 16th Floor
> New York, NY 10018

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with procedures established by the Audit Committee with respect to such matters.

Stockholder Proposals for Inclusion in 2014 Proxy Statement

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the Company's Corporate Secretary at its principal executive office in a timely manner. In order to be included in the Company's proxy statement for the 2014 Annual Meeting, stockholder proposals must be received by the Company no later than the close of business on December 22, 2013, and must otherwise comply with the requirements of Rule 14a-8.

Director Nominations and Other Stockholder Proposals for Presentation at the 2014 Annual Meeting

In addition, the Company's by-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in the Company's proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by the Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary of the date of the prior year's annual meeting of stockholders and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at the Company's 2014 Annual Meeting, such a proposal must be received by the Company on or after December 22, 2013, but no later than January 21, 2014.

Any stockholder business may be excluded if the exclusion is permitted by the applicable regulations of the Commission. If a stockholder who has notified the Company of his, her or its intention to present a proposal at the annual meeting does not appear at such annual meeting, the Company need not present the proposal for a vote at such meeting.

The form of proxy and the proxy statement have been approved by the board of directors and are being mailed and delivered to the Company's stockholders by its authority. This proxy statement is being mailed on or about April 9, 2013.

Scot W. Melland
Chairman, President and
Chief Executive Officer

April 3, 2013

Dice Holdings, Inc.

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IMPORTANT ANNUAL MEETING INFORMATION 000004

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time, May 16, 2013.

Vote by Internet

- Go to **www.investorvote.com/DHX**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees for director listed under Proposal 1, FOR Proposal 2, and FOR Proposal 3.

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1. Election of Directors:

	For	Withhold		For	Withhold
01 - John W. Barter	☐	☐	02 - Scot W. Melland	☐	☐

	For	Against	Abstain
2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2013.	☐	☐	☐
3. To approve, on an advisory basis, the Company's named executive officer compensation.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Dice Holdings, Inc.

Proxy — DICE HOLDINGS, INC.

Annual Meeting of Stockholders – To Be Held May 17, 2013

THE BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned hereby appoint(s) MICHAEL P. DURNEY, JENNIFER BEWLEY and BRIAN P. CAMPBELL, and each of them, attorney, agent and proxy of the undersigned, with full power of substitution, to vote all shares of common stock of Dice Holdings, Inc. that the undersigned would be entitled to cast if personally present at the 2013 Annual Meeting of Stockholders of the Company, and at any postponement or adjournment thereof.

THIS PROXY WILL BE VOTED AS SPECIFIED BY THE UNDERSIGNED ON THE REVERSE SIDE. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED AS TO ALL SHARES OF THE UNDERSIGNED **FOR** THE ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED ON THE REVERSE SIDE, **FOR** PROPOSAL 2, AND **FOR** PROPOSAL 3; AND ACCORDING TO THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

Sign Up Today For Electronic Delivery

Email delivery of your stockholder materials is efficient, environmentally friendly, and reduces Dice's printing and postage costs. Sign up today by calling (212) 448-4181 or by emailing IR@dice.com.

If you vote your proxy by Internet or by telephone, please do NOT mail back the proxy card. You can access, view and download this year's Annual Report and Proxy Statement on the Investor Relations section of the Dice Holdings, Inc. website at www.investor.diceholdingsinc.com.

(Continued and to be marked, dated and signed, on the other side)